40-33

ROPES & GRAY

ROPES & GRAY LLP
ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050
BOSTON NEW YORK SAN FRANCISCO WASHINGTON, DC

September 20, 2004



Michael T. Cappucci
(617) 951-7418
mcappucci@ropesgray.com



BY HAND

U.S. Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Columbia Acorn ~~Fund~~ TRUST (File No. 811-01829) and the other Columbia funds listed on Exhibit A attached hereto (together with Columbia Acorn Fund, the "Columbia Funds")

Ladies and Gentlemen:

On behalf of the Columbia Funds, and each affiliated person of the Columbia Funds that is a party defendant to the action described in the following complaint, please find enclosed copies of the following complaints filed pursuant to Section 33 of the Investment Company Act of 1940:

1. Simmonds v. FleetBoston Financial Corporation, Civil Action No. 04-11953 (REK), United States District Court for the District of Massachusetts (filed on September 8, 2004). The complaint is a derivative action filed on behalf of the Columbia Funds against Columbia Management Group, Inc. and certain of its affiliates (collectively, "Columbia"), certain current and former employees of Columbia, certain officers of the Columbia Funds, and certain members of the Board of Trustees/Directors of the Columbia Funds, among others.

2. Osburn v. FleetBoston Financial Corporation, Civil Action No. 04-11750 (REK), United States District Court for the District of Massachusetts (filed on August 10, 2004). The complaint is a derivative action filed on behalf of the Columbia Funds against Columbia, certain current and former employees of Columbia, certain officers of the Columbia Funds, and certain members of the Board of Trustees/Directors of the Columbia Funds, among others.

Please direct any questions or comments relating to the enclosed materials to the undersigned at the above number or Brian D. McCabe, Esq. at (617) 951-7801.

Please acknowledge receipt of this letter and the materials being submitted for filing by stamping the enclosed copy of this letter and returning it to the messenger.

Respectfully submitted,



Michael T. Cappucci

Enclosures

cc: Mark Wentzien, Esq., Columbia Management (w/o encl.)
John M. Loder, Esq. (w/o encl.)
Brian D. McCabe, Esq. (w/o encl.)
Jason P. Pogorelec, Esq. (w/o encl.)

Exhibit A

Columbia Acorn Trust, on behalf of the following series:	File No. 811-01829
Columbia Acorn Fund	
Columbia Acorn International	
Columbia Acorn International Select	
Columbia Acorn Select	
Columbia Acorn USA	
Columbia Thermostat Fund	
Columbia Funds Trust I, on behalf of the following series:	File No. 811-02214
Columbia High Yield Opportunity Fund	
Columbia Strategic Income Fund	
Columbia Tax-Managed Aggressive Growth	
Columbia Tax-Managed Growth Fund	
Columbia Tax-Managed Growth Fund II	
Columbia Tax-Managed Value Fund	
Columbia Funds Trust II, on behalf of the following series:	File No. 811-03009
Columbia Money Market Fund	
Columbia Newport Greater China Fund	
Columbia Newport Japan Opportunities Fund	
Columbia Funds Trust III, on behalf of the following series:	File No. 811-00881
Columbia Contrarian Income Fund	
Columbia Corporate Bond Fund	
Columbia Federal Securities Fund	
Columbia Global Equity Fund	
Columbia Intermediate Government Income Fund	
Columbia Liberty Fund	
Columbia Mid Cap Value Fund	
Columbia Quality Plus Bond Fund	
Columbia Funds Trust IV, on behalf of the following series:	File No. 811-02865
Columbia Municipal Money Market Fund	
Columbia Tax-Exempt Fund	
Columbia Tax-Exempt Insured Fund	
Columbia Utilities Fund	
Columbia Funds Trust V, on behalf of the following series:	File No. 811-05030
Columbia California Tax-Exempt Fund	
Columbia Connecticut Intermediate Municipal Bond Fund	
Columbia Connecticut Tax-Exempt Fund	
Columbia Florida Intermediate Municipal Bond Fund	
Columbia Intermediate Tax-Exempt Bond Fund	
Columbia Large Company Index Fund	
Columbia Massachusetts Intermediate Municipal Bond Fund	
Columbia Massachusetts Tax-Exempt Fund	
Columbia New Jersey Intermediate Municipal Bond Fund	
Columbia New York Intermediate Municipal Bond Fund	
Columbia New York Tax-Exempt Fund	
Columbia Pennsylvania Intermediate Municipal Bond Fund	

Columbia Rhode Island Intermediate Municipal Bond Fund	
Columbia Small Company Index Fund	
Columbia U.S. Treasury Index Fund	
Columbia Funds Trust VI, on behalf of the following series:	File No. 811-06529
Columbia Growth & Income Fund	
Columbia Newport Asia Pacific Fund	
Columbia Small Cap Value Fund	
Columbia Funds Trust VII, on behalf of the following series:	File No. 811-06347
Columbia Europe Fund	
Columbia Newport Tiger Fund	
Columbia Funds Trust VIII, on behalf of the following series:	File No. 811-04552
Columbia Income Fund	
Columbia Intermediate Bond Fund	
Columbia Funds Trust IX, on behalf of the following series:	File No. 811-04367
Columbia High Yield Municipal Fund	
Columbia Managed Municipals Fund	
Columbia Funds Trust XI, on behalf of the following series:	File No. 811-04978
Columbia Asset Allocation Fund	
Columbia Disciplined Value Fund	
Columbia Dividend Income Fund	
Columbia European Thematic Equity Fund	
Columbia Global Thematic Equity Fund	
Columbia Growth Stock Fund	
Columbia International Equity Fund	
Columbia Large Cap Core Fund	
Columbia Large Cap Growth Fund	
Columbia Small Cap Fund	
Columbia Small Company Equity Fund	
Columbia Young Investor Fund	
Columbia Balanced Fund, Inc.	File No. 811-06338
Columbia Common Stock Fund, Inc.	File No. 811-06341
Columbia Daily Income Company	File No. 811-02507
Columbia Fixed Income Securities Fund, Inc.	File No. 811-03581
Columbia Floating Rate Advantage Fund	File No. 811-09709
Columbia Floating Rate Fund	File No. 811-08953
Columbia Growth Fund, Inc.	File No. 811-01449
Columbia High Yield Fund, Inc.	File No. 811-07834
Columbia International Stock Fund, Inc.	File No. 811-07024
Columbia Mid Cap Growth Fund, Inc.	File No. 811-04362
Columbia National Municipal Bond Fund, Inc.	File No. 811-07832
Columbia Oregon Municipal Bond Fund, Inc.	File No. 811-03983
Columbia Real Estate Equity Fund, Inc.	File No. 811-08256
Columbia Short Term Bond Fund, Inc.	File No. 811-04842
Columbia Small Cap Growth Fund, Inc.	File No. 811-07671
Columbia Strategic Investor Fund, Inc.	File No. 811-10161
Columbia Technology Fund, Inc.	File No. 811-10159

Affiliated Persons of the Columbia Funds that are Defendants

FleetBoston Financial Corporation
Columbia Management Group, Inc.
Columbia Management Advisors, Inc.
Columbia Wanger Asset Management, L.P.
Columbia Funds Distributor, Inc.
Charles P. McQuaid
Ralph Wanger
Margaret Eisen
Leo A. Guthart
Jerome Kahn, Jr.
Steven Kaplan
David C. Kleinman
Allan B. Muchin
Robert R. Nason
John A. Wing

Gregory S. Spencer @ bankofamerica.com

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

GENE F. OSBURN, Individually and on behalf of All Others Similarly Situated, Plaintiff, vs. FLEETBOSTON FINANCIAL CORPORATION, COLUMBIA MANAGEMENT GROUP, INC., COLUMBIA MANAGEMENT ADVISORS, INC., COLUMBIA WANGER ASSET MANAGEMENT, L.P., COLUMBIA FUNDS DISTRIBUTOR, INC., CHARLES P. McQUAID, RALPH WANGER, MARGARET EISEN, LEO A. GUTHART, JEROME KAHN, JR., STEVEN KAPLAN, DAVID C. KLEINMAN, ALLAN B. MUCHIN, ROBERT R. NASON, JOHN A. WING and JOHN DOES 1-100 Defendants.	X	Civil Action No. 04 11750 REK **CLASS ACTION COMPLAINT FOR EXCESSIVE FEES IN VIOLATION OF SECTIONS 34(b), 36(b) AND 48(a) OF THE INVESTMENT COMPANY ACT AND SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT, AND FOR BREACHES OF FIDUCIARY DUTY** MAGISTRATE JUDGE Bowler
COLUMBIA ACORN FUND, COLUMBIA ACORN SELECT, COLUMBIA ACORN USA, COLUMBIA ASSET ALLOCATION FUND, COLUMBIA BALANCED FUND, COLUMBIA COMMON STOCK FUND, COLUMBIA DISCIPLINED VALUE FUND, COLUMBIA DIVIDEND INCOME FUND, COLUMBIA GROWTH & INCOME FUND, COLUMBIA GROWTH FUND, COLUMBIA GROWTH STOCK FUND, COLUMBIA LARGE CAP CORE FUND, COLUMBIA LARGE CAP GROWTH FUND, COLUMBIA LARGE COMPANY INDEX FUND, COLUMBIA LIBERTY FUND, COLUMBIA MID CAP GROWTH FUND, COLUMBIA MID CAP VALUE FUND, COLUMBIA REAL ESTATE EQUITY FUND, COLUMBIA SMALL AP FUND, COLUMBIA SMALL CAP VALUE FUND, COLUMBIA SMALL COMPANY EQUITY FUND, COLUMBIA SMALL **[Caption Continues On Next Page]**	:	**JURY TRIAL DEMANDED**

RECEIPT #
AMOUNT $150
SUMMONS ISSUED yes
LOCAL RULE 4.1
WAIVER FORM
MCF ISSUED
BY DPTY. CLK. [illegible]
DATE 8/10/04

F:\COLUMBI2\CMPLTOSB.WPD

COMPANY INDEX FUND, COLUMBIA :
STRATEGIC INVESTOR FUND, COLUMBIA :
TAX-MANAGED AGGRESSIVE GROWTH :
FUND, COLUMBIA TAX-MANAGED GROWTH :
FUND, COLUMBIA TAX-MANAGED GROWTH :
FUND II, COLUMBIA TAX-MANAGED VALUE :
FUND, COLUMBIA TECHNOLOGY FUND, :
COLUMBIA THERMOSTAT FUND, COLUMBIA :
UTILITIES FUND, COLUMBIA YOUNG :
INVESTOR FUND, COLUMBIA ACORN :
INTERNATIONAL FUND, COLUMBIA ACORN :
INTERNATIONAL SELECT FUND, COLUMBIA :
EUROPE FUND, COLUMBIA GLOBAL EQUITY :
FUND, COLUMBIA INTERNATIONAL EQUITY :
FUND, COLUMBIA INTERNATIONAL STOCK :
FUND, COLUMBIA NEWPORT ASIA PACIFIC :
FUND, COLUMBIA NEWPORT JAPAN :
OPPORTUNITIES FUND, COLUMBIA NEWPORT :
GREATER CHINA FUND, COLUMBIA :
NEWPORT TIGER FUND, COLUMBIA :
CONTRARIAN INCOME FUND, COLUMBIA :
CORPORATE BOND FUND, COLUMBIA :
FEDERAL SECURITIES FUND, COLUMBIA :
FIXED INCOME SECURITIES FUND, :
COLUMBIA FIXED INCOME SECURITIES :
FUND, COLUMBIA FLOATING RATE :
ADVANTAGE FUND, COLUMBIA FLOATING :
RATE FUND, COLUMBIA HIGH YIELD :
OPPORTUNITY FUND, COLUMBIA INCOME :
FUND, COLUMBIA INTERMEDIATE BOND :
FUND, COLUMBIA INTERMEDIATE :
GOVERNMENT INCOME FUND, COLUMBIA :
MONEY MARKET FUND, MONEY MARKET :
FUND, COLUMBIA NATIONAL MUNICIPAL :
BOND FUND, COLUMBIA QUALITY PLUS :
BOND FUND, COLUMBIA SHORT-TERM BOND :
FUND, COLUMBIA STRATEGIC INCOME FUND, :
COLUMBIA US TREASURY INDEX FUND, :
COLUMBIA CALIFORNIA TAX-EXEMPT FUND, :
COLUMBIA CONNECTICUT INTERMEDIATE :
MUNICIPAL BOND, COLUMBIA CONNECTICUT :
TAX-EXEMPT FUND, COLUMBIA FLORIDA :
[Caption Continues On Next Page] :

INTERMEDIATE MUNICIPAL BOND FUND, COLUMBIA HIGH YIELD MUNICIPAL FUND, COLUMBIA INTERMEDIATE TAX-EXEMPT BOND FUND, COLUMBIA MANAGED MUNICIPAL FUND, COLUMBIA MASSACHUSETTS INTERMEDIATE MUNICIPAL BOND FUND, COLUMBIA MASSACHUSETTS TAX-EXEMPT FUND, COLUMBIA MUNICIPAL BOND FUND, COLUMBIA NEW JERSEY INTERMEDIATE MUNICIPAL BOND FUND, COLUMBIA NEW YORK INTERMEDIATE MUNICIPAL BOND FUND, COLUMBIA NEW YORK TAX-EXEMPT FUND, COLUMBIA OREGON MUNICIPAL BOND FUND, COLUMBIA PENNSYLVANIA INTERMEDIATE MUNICIPAL BOND FUND, COLUMBIA RHODE ISLAND INTERMEDIATE MUNICIPAL BOND FUND, COLUMBIA TAX-EXEMPT FUND, COLUMBIA TAX-EXEMPT INSURED FUND, COLUMBIA SMALL CAP GROWTH FUND, COLUMBIA EUROPEAN THEMATIC EQUITY FUND, COLUMBIA GLOBAL THEMATIC EQUITY FUND, COLUMBIA DAILY INCOME COMPANY FUND, (collectively, the "Columbia Funds'),

Nominal Defendants.

X

Plaintiff, by and through his counsel, alleges the following based upon the investigation of counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports and advisories, press releases media reports, news articles, academic literature, and academic studies. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. Plaintiff brings this action on behalf of investors in mutual funds belonging to FleetBoston Financial Corporation ("FleetBoston") which includes the Columbia Funds (referred to collectively herein as the "Columbia Funds"), and derivatively on behalf of the Columbia Funds, against the Columbia Funds investment advisers, their corporate parents and the Columbia Funds directors.

2. This complaint alleges that the Investment Advisor Defendants (as defined herein) drew upon the assets of the Columbia Funds to pay brokers to aggressively push Columbia Funds over other funds, and that the Investment Adviser Defendants concealed such payments from investors by disguising them as brokerage commissions. Such brokerage commissions, through payable from fund assets, are not disclosed to investors in the Columbia Funds public filings or elsewhere.

3. Thus Columbia Funds investors were thus induced to purchase Columbia Funds by brokers who received undisclosed payments from the Investment Advisor Defendants to push Columbia Funds over other mutual funds and who therefore had an undisclosed conflict of interest. Then, once invested in one or more of the Columbia Funds, Columbia Funds investors were charged and paid undisclosed fees that were improperly used to pay brokers to aggressively push Columbia Funds to yet other brokerage clients.

4. The Investment Adviser Defendants were motivated to make these secret payments to finance the improper marketing of Columbia Funds because their fees were calculated as a percentage of funds under management and, therefore, tended to increase as the number of Columbia Funds investors grew. The Investment Adviser Defendants attempted to

justify this conduct on the ground that, by increasing the Columbia Funds assets, they were creating economics of scale that insured to the benefit of investors but, in truth and in fact, Columbia Funds investors received none of the benefits of these purported economics of scale. Rather, fees and costs associated with the Columbia Funds were excessive during the Class Period (as defined herein), in large part because the Investment Adviser Defendants continued to skim from the Columbia Funds to finance their ongoing marketing campaign. The Columbia Funds Directors, who purported to be Columbia Funds investor watchdogs, knowingly or recklessly permitted this conduct to occur.

5. By engaging in this conduct, the Investment Adviser Defendants, and the defendant entities that control them, breached their statutorily-defined fiduciary duties under Sections 36(a) and (b) of the Investment Company Act of 1940 (the "Investment Company Act") and Sections 206 of the Investment Advisers Act (the "Investment Advisers Act"), breached their common law fiduciary duties, and knowingly aided and abetted the brokers in the breach of fiduciary duties to their clients. The Investment Adviser Defendants also violated Section 34(b) of the Investment Company Act because, to further their improper course of conduct, they made untrue statements of material fact in fund registration statements, and material omissions, with respect to the procedure for determining the amount of fees payable to Investment Adviser Defendants and with respect to the improper uses to which the fees were put. Additionally, the Columbia Funds Directors breached their common law fiduciary duties to the Columbia Funds investors by knowingly or recklessly allowing the improper conduct alleged herein to occur and harm Columbia Funds investors.

6. On January 28, 2004, the *Los Angeles Times* published an article about a Senate

committee hearing on mutual fund abuses which stated, in pertinent part, as follows:

> "The mutual fund industry is indeed the world's largest skimming operation," said Sen. Peter Fitzgerald (R-Ill.), chairman of the panel, comparing the scandal-plagued industry to "a $7-trillion trough" exploited by fund managers, brokers, and other insiders.

JURISDICTION AND VENUE

7. The claims, asserted herein arise under and pursuant to Sections 34(b), 36(b) and 48(a) of the Investment Company Act of 1940, 15 U.S.C. §§ 80a-33(b), 80a-35(a) and (b) and 80a-47(a), Sections 206 and 215 of the Investment Advisers Act, 15 U.S.C. §§ 80b-6 and 80b-15, and common law.

8. This Court has jurisdiction over the subject matter of this action pursuant to Section 44 of the Investment Company Act, 15 U.S.C. § 80a-43; Section 214 of the Investment Advisers Act, 15 U.S.C. § 80b-14; and 28 U.S.C. § 1391(b).

9. Many of the acts charged herein, including the creation and utilization of improper revenue sharing agreements, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Additionally, defendant FleetBoston maintains its principal offices in this judicial district.

10. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

11. Plaintiff purchased during the Class Period and continues to own shares or units of the Liberty Acorn Fund (n/k/a Columbia Acorn Fund)[1] has been damaged by the conduct alleged herein.

12. Defendant FleetBoston is a financial services company and the ultimate parent of defendants bearing the Columbia name. FleetBoston maintains its corporate headquarters at 100 Federal Street, Boston, Massachusetts 02110.

13. Defendant Columbia Management Group, Inc. ("Columbia Group"), is a wholly owned subsidiary of FleetBoston, is the asset management arm of FleetBoston. Through its member firms, including Columbia Management Advisors, Inc. and Columbia Wanger Asset Management, L.P. ("Columbia Wanger'), Columbia Group offers asset management services and financial products. Columbia Group is located at One Financial Center, Boston, MA 02111-2621.

14. Defendant Columbia Management Advisors, Inc. ("Columbia Management") a wholly-owned subsidiary of Columbia Group, offers investment products and money management services. Columbia Management is registered as an investment advisor under the Investment Advisers Act and, together with Columbia Wanger, managed and advised the Columbia Funds during the Class Period. Columbia Management, along with Columbia Wanger, has ultimate responsibility for overseeing the day-to-day management of the Columbia Funds. Columbia Management is headquartered at 100 Federal Street, Boston, Massachusetts 02110.

[1] In September 2003, the Columbia Management Group decided to rename all of the funds in its fund family (including the Liberty Acorn Funds) using the Columbia brand and to drop the Liberty brand. Liberty Acorn Fund was renamed to Columbia Acorn Fund.

15. Defendant Columbia Wanger, a wholly-owned subsidiary of Columbia Group, offers investment products and money management services. Columbia Management is registered as an investment advisor under the Investment Advisers Act and, together with Columbia Management, managed and advised the Columbia Funds during the Class Period. Columbia Wanger, along with Columbia Management, has ultimate responsibility for overseeing the day-to-day management of the Columbia Funds. Columbia Wanger is headquartered at 227 West Monroe, Suite 3000, Chicago, Illinois 60606.

16. Defendant Columbia Management and Columbia Wanger are collectively referred to as the "Investment Adviser Defendants."

17. Defendants Columbia Funds Distributors, Inc. ("Columbia Distributors"), a subsidiary of FleetBoston and a registered broker-dealer, is the distributor of Columbia Funds. In this capacity, Columbia Distributors was responsible for underwriting, sponsoring and retailing the Columbia Funds. Columbia Distributors, a Massachusetts corporation, maintains its headquarters at One Financial Center, Boston, Massachusetts 02111.

18. Defendants Charles P. McQuaid ("McQuaid"), Ralph Wanger ("Wanger"), Margaret Eisen ("Eisen"), Leo A. Guthart ("Guthart"), Irving B. Jerome Kahn, Jr. ("Kahn"), Steven Kaplan ("Kaplan"), David C. Kleinman ("Kleinman"), Allan B. Muchin ("Muchin"), Robert R. Nason ("Nason"), and John A. Wing ("Wing") were Trustees, Directors and/or officers of the Columbia Funds during the Class Period and are collectively referred to herein as the "Director Defendants." For the purposes of their service as trustees, directors and/or officers of the Columbia Funds, the business address for the trustees, directors and/or officers of the Trust is Columbia Wanger Asset Management, L.P., 227 West Monroe Street, Suite 3000, Chicago,

Illinois 60606.

19. During the Class Period, McQuaid served as a Trustee of the Funds. He is responsible for overseeing 6 portfolios in the Fund complex. McQuaid is deemed an interested person because of his affiliation with the Investment Adviser, namely, his position as Senior Vice President of Wanger Advisors Trust.

20. During the Class Period, Wanger served as a Trustee of the Funds. He is responsible for overseeing 10 portfolios in the Fund complex. Wanger is deemed an interested person because of his affiliation with the Investment Adviser, namely, his position as President of Wanger Advisors Trust.

21. During the Class Period, Eisen, for her services as a Director, received compensation totaling $28,125.00 for the fiscal year ended December 31, 2002. She is responsible for overseeing 6 portfolios in the Fund complex.

22. During the Class Period, Guthart, for his services as a Director, received compensation totaling $40,750.00 for the fiscal year ended December 31, 2002. He is responsible for overseeing 6 portfolios in the Fund complex.

23. During the Class Period, Kahn, for his services as a Director, received compensation totaling $48,000.00 for the fiscal year ended December 31, 2002. He is responsible for overseeing 6 portfolios in the Fund complex.

24. During the Class Period, Kaplan, for his services as a Director, received compensation totaling $45,750.00 for the fiscal year ended December 31, 2002. She is responsible for overseeing 6 portfolios in the Fund complex.

25. During the Class Period, Kleinman, for his services as a Director, received

compensation totaling $48,250.00 for the fiscal year ended December 31, 2002. He is responsible for overseeing 6 portfolios in the Fund complex.

26. During the Class Period, Muchin, for his services as a Director, received compensation totaling $46,000.00 for the fiscal year ended December 31, 2002. He is responsible for overseeing 6 portfolios in the Fund complex.

27. During the Class Period, Nason, for his services as a Director, received compensation totaling $90,000.00 for the fiscal year ended December 31, 2002. He is responsible for overseeing 6 portfolios in the Fund complex.

28. During the Class Period, Wing, for his services as a Director, received compensation totaling $25,625.00 for the fiscal year ended December 31, 2002. He is responsible for overseeing 6 portfolios in the Fund complex.

29. Defendant John Does 1-100 were Columbia Directors and/or Officers during the Class Period, and any other wrongdoers later discovered, whose identities have yet to be ascertained and which will be determined during the course of plaintiff's counsel's ongoing investigation.

30. Nominal defendants, the Columbia Funds, as identified in the caption of this complaint and on the list annexed hereto as Exhibit A, are open-ended management companies consisting of the capital invested by mutual fund shareholders, each having a board of Directors charged with representing the interest of the shareholders in one or a series of the funds. The Columbia Funds are named as nominal defendants to the extent that they may be deemed necessary and indispensible parties pursuant to Rule 19 of the Federal Rules of Civil Procedure and to the extent necessary to ensure the availability of adequate remedies.

CLASS ACTION ALLEGATIONS

31. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased, redeemed, held shares or like interests in any of the Columbia Funds between August 2, 1999 and March 22, 2004, inclusive, (the "Class Period") and who were damaged thereby. Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

32. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Columbia Funds, Columbia Distributors and Investment Adviser Defendants and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

33. Plaintiffs' claims are typical of the claims of the members of the Class, as all members of the Class are similarly affected by defendants' wrongful conduct in violation of the federal law that is complained of herein.

34. Plaintiff will fairly and adequately protect the interests of the Class members and has retained counsel competent and experienced in class and securities litigation.

35. Common questions of law and fact exist as to all members of the Class and

predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

a. whether the Investment Company Act was violated by defendants' acts as alleged herein;

b. whether the Investment Advisers Act was violated by defendants' acts as alleged herein;

c. whether the Investment Adviser Defendants breached their common law fiduciary duties and/or knowingly aided and abetted common law breaches of fiduciary duties;

d. whether statements made by defendants to the investment public during the Class Period misrepresented or omitted to disclose material facts about the business, operations and financial statements of the Columbia Funds; and

e. to what extent the members of the Class have sustained damage and the proper measure of damages.

36. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for the members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

The Director Defendants Breached Their Fiduciary Duties To Columbia Funds Investors

37. The defendants' public filings state that the Boards of Directors for the Columbia Funds are responsible for the management and supervision of the Columbia Funds. In this regard, the Statement of Additional Information dated May 1, 2003 for funds offered by the Liberty Acorn Trust (the "Statement of Additional Information"), which includes the Columbia Acorn Fund, which is available to the investor upon request is typical of the Statements of Additional Information available for other Columbia Funds. It states: "The board of Trustees has overall management responsibility for the Funds."

38. Moreover, the Statement of Additional Information states, with respect to the duties of the Directors, as follows:

> The board of Trustees serve indefinite terms of unlimited duration provided that a majority of Trustees always has been elected by shareholders. The Trustees appoint their own successors, provided that at least two-thirds of the Trustees, after such appointment, have been elected by shareholders. Shareholders may remove a Trustee, with or without cause, upon the vote of two-thirds of Acorn's outstanding shares at any meeting called for that purpose. A Trustee may be removed with or without cause upon the vote of a majority of the Trustees.

39. The Statement of Additional Information also sets forth in greater detail the purported process by which the investment managers are selected:

> At a meeting of the board of Trustees held on August 15, 2001, called in part for the purpose of voting on the approval of new Advisory Agreements with Liberty WAM that were substantially identical to the previous Advisory Agreements, the new Advisory Agreements were approved through July 31, 2003 by the unanimous vote of the "non-interested" Trustees of the Trust

> voting separately. ***The Trustees considered information about, among other things: (1) Liberty WAM and its respective personnel, resources and investment process; (2) the terms of the new Advisory Agreements; (3) the nature and quality of services provided by Liberty WAM; (4) the investment performance of each Fund and of similar funds managed by other advisors; (5) the profitability to Liberty WAM of its relationship with the Funds; (6) fall-out benefits from that relationship; (7) compensation payable by the Funs to affiliates of the Adviser for other services; (8) economies of sale; and (9) comparable fees and expense ratios.*** The Trustees also considered the terms of an agreement between the Trust and Fleet National Bank (the "Fleet Agreement") in which Fleet agreed that during the initial term of the new Advisory Agreements, except as otherwise authorized by the Trustees, it would: (1) preserve the autonomy of the Trust; (2) preserve the independence of Liberty WAM, including its investment philosophy and approach to investment operations, research and talent; (3) allow Liberty WAM considerable latitude to recruit and compensate (on competitive terms) investment management personnel; (4) not interfere with Liberty WAM's relationships with regional brokers unless regulatory or compliance concerns dictate and permit Liberty WAM to continue to allocate the commissions and soft dollar payments as it has in the past; (5) maintain the trading desk at Liberty WAM for domestic and international trading activities; and (6) not add to the current management responsibilities of any portfolio manager of a Fund the responsibility to manage additional funds from the Fleet organization without the consent of the Trustees.

[Emphasis added.]

40. The Investment Company Institute ("ICI"), of which Columbia is a member, recently described the duties of mutual fund boards as follows:

> More than 77 million Americans have chosen mutual funds to gain convenient access to a professionally managed and diversified portfolio of investments.
>
> Investors receive many other benefits by investing in mutual funds, including strong legal protections and full disclosure. In addition, shareholders gain an extra layer of protection because each mutual fund has a board of directors looking out for shareholders'

interests.

> ***Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the funds' investors. The unique "watchdog" role, which does not exist in any other type of company in America, provides investors with the confidence of knowing the directors oversee the advisers who manage and service their investments.***
>
> ***In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company.*** [Emphasis added.][2]

41. In truth and in fact, the Columbia Funds Boards of Directors, *i.e.*, were captive to and controlled by the Investment Adviser Defendants, who induced the Director Defendants to breach their statutory and fiduciary duties to manage and supervise the Columbia Funds, approve all significant agreements and otherwise take reasonable steps to prevent the Investment Adviser Defendants from skimming Columbia Funds assets. In many cases, key Columbia Funds Directors, were employees or former employees of the Investment Adviser Defendants and were beholden for their positions, not to Columbia Funds investors, but, rather, to the Investment Adviser Defendants, whom they were supposed to oversee. The Director Defendants served for indefinite terms at the pleasure of Investment Adviser Defendant and formed supposedly independent committees, charged with responsibility for billions of dollars of fund assets (comprised largely of investors' college and retirement savings).

---

[2] The ICI describes itself as the national association of the U.S. investment company industry. Founded in 1940, its membership includes approximately 8,601 mutual funds, 604 closed-end funds, 110 exchange-traded funds, and six sponsors of unit investment trusts. Its mutual fund members have 86-6 million individual shareholders and manage approximately $7.2 trillion in investor assets. The quotation above is excepted from a paper entitled *Understanding the Role of Mutual Fund Directors*, available on the ICI's website at http://www.ici.org/issues/dir/bro_mf_directors.pdf.

42. To ensure that the Directors were complaint, the Investment Adviser Defendants often recruited key fund Directors from the ranks of investment adviser companies.

43. In exchange for creating and managing the Columbia Funds, including the Columbia Acorn Fund, the Investment Adviser Defendants charged the Columbia Funds a variety of fees, each of which was calculated as a percentage of assets under management. Hence, the more money invested in the funds, the greater the fees paid to Investment Adviser Defendants. In theory, the fees charged to fund investors are negotiated at arm's-length between the fund board and the investment management company and must be approved by the independent members of the board. However, as a result of the Director Defendants' dependence on the investment management company, and its failure to properly manage the investment advisers, millions of dollars in Columbia Funds assets were transferred through fees payable from Columbia Funds assets to the Investment Adviser Defendants that were of no benefit to fund investors.

44. These practices proved enormously profitable for Columbia Group and Fleet Boston as the expense of plaintiff and other members of the Class who had invested in the Columbia Funds. In this regard, a *Forbes* article, published on September 15, 2003, stated as follows:

> The average net profit margin at publicly held mutual fund firms was 18.8% last year, blowing away the 14.9% margin for the financial industry overall . . . [f]or the most part, customers do not enjoy the benefits of the economies of scale created by having larger funds. ***Indeed, once a fund reaches a certain critical mass, the directors know that there is no discernible benefit from having the fund become bigger by drawing in more investors; in fact, they know the opposite to be true – once a fund becomes too large it loses the ability to trade in and out of positions without***

hurting its investors. [...]

> ***The [mutual fund] business grew 71-fold (20 fold in real terms) in the two decades through 1999, yet costs as a percentage of assets somehow managed to go up 29%. . . .*** Fund vendors have a way of stacking their boards with rubber stamps. As famed investor Warren Buffett opines in Berkshire Hathaway's 2002 annual report: 'Tens of thousands of "independent" directors, over more than six decades, have failed miserably.' A genuinely independent board would occasionally fire an incompetent or overcharging fund advisor. That happens just about never."

[Emphasis added.]

45. Plaintiff and other members of the Class never knew, nor could they have known, from reading the fund prospectuses or otherwise, of the extent to which the Investment Adviser Defendants were using so-called 12b-1 fees, Soft Dollars (as defined below) and commissions to improperly siphon assets from the funds.

Rule 12b-1 Marketing Fees Were Used For Improper Purposes
By the Investment Adviser Defendants

46. Rule 12b-1, promulgated by the SEC pursuant to the Investment Company Act, prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1 are met. The Rule 12b-1 conditions require that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan must be approved by a vote of the majority of the board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made." Additionally, the directors "have a duty to request and evaluate, and any person who is a

party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination, of whether the plan should be implemented or continued." The directors may continue to plan "only if the board of directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment, and in light of their fiduciary duties under state law and section 36(a) and (b) (15 U.S.C. 80a-35(a) and (b)) of the Act that ***there is a reasonable likelihood that the plan will benefit the company and its shareholders.*** [Emphasis added.]

47. The exceptions to the Section 12b prohibition on mutual fund marketing were enacted in 1980 under the theory that the marketing of mutual funds, all things being equal, should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be shifted from fund managers to investors. During the Class Period, the Director Defendants authorized, and the Investment Adviser Defendants collected, millions of dollars in purported Rule 12b-1 marketing and distribution fees.

48. However, the purported Rule 12b-1 fees charged to Columbia Funds investors were highly improper because the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the plan would benefit the company and its shareholders. On the contrary, as the funds were marketed and the number of fund investors increased, the economies of scale thereby created, if any, were not passed on to Columbia Funds investors. Rather, Columbia Funds management and other fees increased and this was a red flag that the Director Defendants knowingly or recklessly disregarded. If anything, the Columbia Funds marketing efforts were creating diminished marginal returns under circumstances where increased fund size

correlated with reduced liquidity and fund performance. If the Director Defendants reviewed written reports of the amounts expended pursuant to the Columbia Funds Rule 12b-1 Plan, and the information pertaining to agreements entered into pursuant to the Rule 12b-1 Plan, on a quarterly basis as required — which seems highly unlikely under the circumstances set forth herein — the Director Defendants either knowingly or recklessly failed to terminate the plans and the payments made pursuant to the Rule 12b-1 Plan, even though such payments not only harmed existing Columbia Funds shareholders, but also were improperly used to induce brokers to breach their duties of loyalty to their prospective Columbia Funds investors.

49. Moreover, at least thirteen Columbia Funds were closed to new investors (the "Closed Funds") and, consequently, the so-called 12b-1 fees could not possibly have been used to market and distribute them. Nevertheless, the Investment Adviser Defendants received Rule 12b-1 fees charged to the Closed Funds. The Closed Funds that charged such Rule 12b-1 fees are the D Class of: the Columbia Short Term Bond Fund, Columbia National Municipal Bond Fund, Columbia Oregon Municipal Bond Fund, Columbia Fixed Income Securities Fund, Columbia High Yield Fund, Columbia Balanced Fund, Columbia Common Stock Fund, Columbia Growth Fund, Columbia International Stock Fund, Columbia Mid-Cap Growth Fund, Columbia Real Estate Equity Fund, Columbia Strategic Growth Investor Fund, and Columbia Technology Fund.

50. As set forth below, in violation of Rule 12b-1 and Section 28(e) of the Securities Exchange Act, defendants made additional undisclosed payments to brokers, in the form of excess commissions, that were not disclosed or authorized by the Columbia Funds Rule 12b-1 plan.

The Investment Adviser Defendants Charged Their Overhead To Columbia Funds Investors And Secretly Paid Excessive Commissions To Brokers To Steer Clients To Columbia's Funds

51. Investment advisers routinely pay broker commissions on the purchase and sale of fund securities, and such commission may properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that fund managers shall not be deemed to have breached their fiduciary duties "solely by reason of [their] having caused the account to pay a . . . broker . . . in excess of the amount of commission another . . . broker . . . would have charged for effecting the transaction, if such person determined ***in good faith*** that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. §28(e) (emphasis added). In other words, funds are allowed to include "commissions" payment for not only purchase and sales execution, but also for specified services, which the SEC has defined to include "any service that provides lawful and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities." The commission amounts charged by brokerages to investment advisers in excess of the purchase and sale charges are known within the industry as "Soft Dollars."

52. The Investment Adviser Defendants' actions are not protected by the Section 28(e) safe harbor. The Investment Adviser Defendants used Soft Dollars to pay overhead costs (for items such as computer hardware and software) thus charging Columbia Funds investors for costs not covered by the Section 28(e) safe harbor and that, consistent with the investment

advisers' fiduciary duties, properly should have been borne by the Investment Adviser Defendants. The Investment Adviser Defendants also paid excessive commissions to broker dealers on top of any legitimate Soft Dollars to steer their clients to Columbia Funds and directed brokerage business to firms that favored Columbia Funds. Such payments and directed-brokerage payments were used to fund sales contests and other undisclosed financial incentives to push Columbia Funds. These incentives created an undisclosed conflict of interest and caused brokers to steer clients to Columbia Funds regardless of the funds' investment quality relative to other investment alternatives and to thereby breach their duties of loyalty. By paying the excessive brokerage commissions, the Investment Adviser Defendants also violated Section 12(b) of the Investment Company Act, because such payments were not made pursuant to a valid Rule 12b-1 plan.

53. The excessive commissions did not fund any services that benefitted the Columbia Funds shareholders. This practice materially harmed plaintiff and other members of the Class from whom the Soft Dollars and excessive commissions were taken.

54. Additionally, on information and belief, the defendants, similar to other members of the industry, have a practice of charging lower management fees to institutional clients than to ordinary mutual fund investors through their mutual fund holdings. This discriminatory treatment cannot be justified by any additional services to the ordinary investor and is a further breach of fiduciary duties.

55. On January 14, 2004, *The Wall Street Journal* published an article under the headline, "SEC Readies Cases On Mutual Funds' Deals With Brokers." Citing a "person familiar with the investigation," the article notes that the SEC is "close to filing its first charges

against mutual fund companies related to arrangements that direct trading commissions to brokerage firms that favor those fund companies' products." The article stated in pertinent part as follows:

> ***The SEC has been probing the business arrangement between fund companies and brokerage firms since last spring.*** It held a news conference yesterday to announce ***it has found widespread evidence that brokerage firms steered investors to certain mutual funds because of payments they received from fund companies or their investment advisers as part of sales agreements.***
>
> Officials said the agency has opened investigations into eight brokerage firms and a dozen mutual funds that engaged in a longstanding practice known as "revenue sharing." Agency officials said they expect that number to grow as its probe expands. They declined to name either the funds or the brokerage firms.
>
> The SEC said payments varied between 0.05% and 0.04% of sales and up to 0.25% of assets that remained invested in the fund.
>
> ***People familiar with the investigation say regulators are looking into examples of conflict of interest when fund companies use shareholder money to cover costs of sales agreements instead of paying the sales costs themselves out of the firm's own pockets. The boards of funds, too, could be subject to scrutiny for allowing shareholders' commission dollars to be used for these sales agreements. In other cases, the SEC is probing whether funds violated policies that would require costs associated with marketing a fund to be included in a fund's so-called 12b-1 plan.***

Id. (Emphasis added).

THE MARCH 22, 2004 DISCLOSURE

56. In a March 22, 2004 supplement to numerous Smith Barney Funds Prospectuses, the following language appeared:

> Effective March 22, 2004, the following is added after the first paragraph under the heading "Managing - Distribution plans" in the Prospectuses for each of the Funds listed below:

In addition, the distributors may make payments for distribution and/or shareholder servicing activities out of their past profits and other available sources. The distributors may also make payments for marketing, promotional or related expenses to dealers. The amount of these payments is determined by the distributors and may be substantial. The manager or an affiliate may make similar payments under similar arrangements.

The payments described above are often referred to as "revenue sharing payments." The recipients of such payments may include the funds' distributor and other affiliates of the manager, broker-dealers, financial institutions and other financial intermediaries through which investors may purchase shares of a fund. In some circumstances, such payments may create an incentive for an intermediary or its employees or associated persons to recommend or sell shares of a fund to your. Please contact your financial intermediary for details about revenue sharing payments it may receive.

[Emphasis added.]

57. The Columbia Funds were identified as one of the mutual fund families that Smith Barney, a division of Citigroup Global Markets Inc. ("CGMI"), brokers were paid to push in a June 2004 press release on the Smith Barney website titled, *Mutual Funds, Revenue Sharing and Other Compensation Disclosure*. (See, http://smithbarney.com/products_services/mutual_funds/investor_information/revenueshar.html).

<u>The Prospectuses Were Materially False And Misleading</u>

58. Plaintiff and other members of the Class were entitled to, and did receive, one or more of the prospectuses ("Prospectuses"), pursuant to which the Columbia Fund shares were offered, each of which contained substantially the same materially false and misleading statements and omissions regarding 12b-1 fees, commissions and Soft Dollars.

59. The Statement of Additional Information, dated May 1, 2003 for funds offered by

Investment Advisor Defendants, referred to in certain of the Columbia Funds Prospectuses and available to the investor upon request, states as follows with respect to Soft Dollars and revenue sharing:

> The Adviser places orders for the purchase and sale of Funds' portfolio securities and options and futures contracts. The Adviser's overriding objective in effecting portfolio transactions is to seek to obtain the best combination of price and execution. ***The best net price, giving effect to brokerage commission, if any, and other transaction costs, normally is an important factor in this decision, but a number of other judgmental factors may also enter into the decision.*** These include: the Adviser's knowledge of negotiated commission rates currently available and other current transaction costs; the nature of the security being traded; the size of the transaction; the desired timing of the trade; the activity existing and expected in the market for the particular security; confidentiality; the execution, clearance and settlement capabilities of the broker or dealer selected and others which are considered; the Adviser's knowledge of the financial stability of the broker or dealer selected and such other brokers or dealers; and the Adviser's knowledge of actual or apparent operational problems of any broker of dealer. ***Recognizing the value of these factors, the Funds may pay a brokerage commission in excess of that which another broker or dealer may have charged for effecting the same transaction.*** Evaluations of the reasonableness of brokerage commissions, based on the foregoing factors, are made on an ongoing basis by the Adviser's staff while effecting portfolio transactions. The general level of brokerage commissions paid is reviewed by the Adviser, and reports are made annually to the board of Trustees of the Funds.
>
> With respect to issues of securities involving brokerage commissions, when more than one broker or dealer is believed to be capable of providing the best combination of price and execution with respect to a particular portfolio transaction for a Fund, the Adviser often selects a broker or dealer that has furnished it with research products or services such as research reports, subscriptions to financial publications and research compilations, compilations of securities prices, earnings, dividends, and similar data, and computer data bases, quotation equipment and services, research-oriented computer software and

services, and services of economists and other consultants. Selection of brokers or dealers is not made pursuant to an agreement or understanding with any of the brokers or dealers; however, ***the Adviser uses an internal allocation procedure to identify those brokers or dealers who provide it with research products or services and the amount of research products or services they provide, and endeavors to direct sufficient commissions generated by its clients' accounts in the aggregate, including the Funds, to such brokers or dealers to ensure the continued receipt of research products or services that the Adviser feels are useful.*** In certain instances, the Adviser receives from brokers and dealers products or services which are used both as investment research and for administrative, marketing, or other non-research purposes. In such instances, the Adviser makes a good faith effort to determine the relative proportions of such products or services which may be considered as investment research. The portion of the costs of such products or services (without prior agreement or understanding, as noted above) through transaction charges generated by transactions by clients (including the Funds) while the portions of the costs attributable to non-research usage of such products or services is paid by the Adviser in cash. No person acting on behalf of the Funds is authorized, in recognition of the value of research products or services, to pay a commission in excess of that which another broker or dealer might have charged for effecting the same transaction. Research products or services furnished by brokers and dealers may be used in servicing any or all of the clients of the Adviser and not all such research products or services are used in connection with the management of the Funds.

With respect to the Funds' purchases and sales of portfolio securities transacted with a broker or dealer on a net basis, the Adviser may also consider the part, if any, played by the broker or dealer in bringing the securities involved to the Adviser's attention, including investment research related to the security and provided to a Fund.

[Emphasis added.]

60. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and damaging adverse facts which damaged plaintiff and other members of the Class:

a. that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12b of the Investment Company Act, and unprotected by any "safe harbor";

b. that the Investment Adviser Defendants directed brokerage payments to firms that favored Columbia Funds, which was a form of marketing that was not disclosed in or authorized by the Columbia Funds Rule 12b-1 Plan;

c. that the Columbia Funds Rule 12b-1 plan was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

d. that by paying brokers to aggressively steer their clients to Columbia Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

e. that any economies of scale achieved by marketing of the Columbia Funds to new investors were not passed on to Columbia Funds investors; on the contrary, as the Columbia Funds grew, fees charged to Columbia Funds investors were excessive;

f. that defendants improperly used Soft Dollars and excessive commissions paid from Columbia Funds assets, to pay for overhead expenses, the cost of which should have been borne by FleetBoston and not Columbia Funds investors; and

g. that the Director Defendants had abdicated their duties under the

Investment Company Act and their common law fiduciary duties, that they failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the Columbia Funds.

COUNT I

**Against the Investment Adviser Defendants
For Violations Of Section 34(b) Of The
Investment Company Act On Behalf Of The Class**

61. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

62. This Count is asserted against the Investment Adviser Defendants in their role as investment advisers to the Columbia Funds.

63. The Investment Adviser Defendants made false statements of material fact in registration statements and reports filed and disseminated pursuant to the Investment Company Act and omitted to state facts necessary to prevent the statements made therein, in light of the circumstances under which they were made, from being materially false and misleading. The Investment Adviser Defendants failed to disclose the following:

a. that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12b of the Investment Company Act, and unprotected by any "safe harbor";

b. that the Investment Adviser Defendants directed brokerage payments to firms that favored Columbia Funds, which was a form of marketing that was not disclosed in or authorized by the Columbia Funds Rule 12b-1 Plan;

c. that the Columbia Funds Rule 12b-1 was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

d. that by paying brokers to aggressively steer their clients to Columbia Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

e. that any economies of scale achieved by marketing of the Columbia Funds to new investors were not passed on to Columbia Funds investors; on the contrary, as the Columbia Funds grew, fees charged to Columbia Funds investors were excessive;

f. that defendants improperly used Soft Dollars and excessive commissions, paid from Columbia Funds assets, to pay for overhead expenses the cost of which should have been borne by Davis and not Columbia Funds investors; and

g. that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that the Director Defendants failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the Columbia Funds.

64. By reason of the conduct described above, the Investment Adviser Defendants violated Section 34(b) of the Investment Company Act.

65. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' violation of Section 34(b) of the Investment Company Act, Columbia Funds investors have incurred damages.

66. Plaintiff and the Class have been specially injured by Defendants' violations of Section 34(b) of the Investment Company Act. Such injuries were suffered directly by the shareholders, rather than by the Columbia Funds themselves.

67. The Investment Adviser Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or the mails, engaged and participated in a continuous course of conduct to conceal such adverse material information.

COUNT II

Against Columbia Distributors And The Investment Adviser Defendants Pursuant To Section 36(b) Of The Investment Company Act Derivatively On Behalf Of The Columbia Funds

68. Plaintiff repeats and realleges each and every allegation contained above and otherwise incorporates the allegations contained above.

69. This Count is brought by the Class (as Columbia Funds securities holders) on behalf of the Columbia Funds against Columbia Distributors and the Investment Adviser Defendants for breaches of Columbia Distributors and the Investment Adviser Defendants' fiduciary duties as defined by Section 36(b) of the Investment Company Act.

70. Columbia Distributors and the Investment Adviser Defendants each had a fiduciary duty to the Columbia Funds and the Class with respect to the receipt of compensation for services and of payments of a material nature made by and to Columbia Distributors and the

Investment Adviser Defendants.

71. Columbia Distributors and the Investment Adviser Defendants violated Section 36(b) by improperly charging investors in the Columbia Funds purported Rule 12b-1 marketing fees, and by drawing on the Columbia Funds assets to make undisclosed payments of Soft Dollars and excessive commissions, as defined herein, in violation of Rule 12b-1

72. By reason of the conduct described above, Columbia Distributors and the Investment Adviser Defendants violated Section 36(b) of the Investment Company Act.

73. As a direct, proximate and foreseeable result of Columbia Distributors' and the Investment Adviser Defendants' breach of the fiduciary duty of loyalty in their respective roles as underwriter and investment advisers to Columbia Funds investors, the Columbia Funds and the Class have incurred millions of dollars in damages.

74. Plaintiff, in this Count, seeks to recover the Rule 12b-1 fees, Soft Dollars, excessive commission and the management fees charged the Columbia Funds by Columbia Distributors and the Investment Adviser Defendants.

COUNT III

Against FleetBoston, Columbia Group And The Director Defendants (As Control Persons of The Investment Adviser Defendants), And The Investment Adviser Defendants (As Control Persons of Columbia Distributors) For Violation Of Section 48(a) Of The Investment Company Act By The Class And Derivatively On Behalf Of The Columbia Funds

75. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

76. This Count is brought pursuant to Section 48(a) of the Investment Company Act against FleetBoston, Columbia Group and the Director Defendants, who caused the Investment

Adviser Defendants to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein are the collective actions of FleetBoston, Columbia Group and the Director Defendants.

77. The Investment Adviser Defendants are liable under Sections 34(b) of the Investment Company Act to the Class and under 36(b) of the Investment Company Act to the Columbia Funds as set forth herein.

78. FleetBoston, Columbia Group and the Director Defendants were "control persons" of the Investment Adviser Defendants and caused the violations complained of herein. By virtue of their positions of operational control and/or authority over the Investment Adviser Defendants, FleetBoston, Columbia Group and the Director Defendants directly and indirectly, had the power and authority, and exercised the same, to cause the Investment Adviser Defendants to engage in the wrongful conduct complained of herein.

79. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, FleetBoston, Columbia Group and the Director Defendants are liable to plaintiff to the same extent as are the Investment Adviser Defendants for their primary violations of Sections 34(b) and 36(b) of the Investment Company Act.

80. This Count is also brought pursuant to Section 48(a) of the Investment Company Act against the Investment Adviser Defendants, who caused Columbia Distributors to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein is the collective actions of the Investment Adviser Defendants.

81. Columbia Distributors is liable under Section 36(b) of the Investment Company Act to the Columbia Funds as set forth herein.

82. The Investment Adviser Defendants were "control persons" of Columbia Distributors and caused the violations complained of herein. By virtue of their positions of operational control and/or authority over Columbia Distributors, the Investment Adviser Defendants directly and indirectly, had the power and authority, and exercised the same, to cause Columbia Distributors to engage in the wrongful conduct complained of herein.

83. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, the Investment Adviser Defendants are liable to plaintiff to the same extent as is Columbia Distributors for its primary violations of Section 36(b) of the Investment Company Act.

84. By virtue of the foregoing, Plaintiff and other Class members are entitled to damages against FleetBoston, Columbia Group, the Director Defendants, Columbia Distributors and the Investment Adviser Defendants.

COUNT IV

Against The Investment Adviser Defendants Under Section 215 Of The Investment Advisers Act For Violations Of Section 206 Of The Investment Advisers Act Derivatively On Behalf Of The Columbia Funds

85. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

86. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

87. The Investment Adviser Defendants served as "investment advisers" to the

Columbia Funds and other members of the Class pursuant to the Investment Advisers Act.

88. As fiduciaries pursuant to the Investment Advisers Act, the Investment Adviser Defendants were required to serve the Columbia Funds in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

89. During the Class Period, the Investment Adviser Defendants breached their fiduciary duties to the Columbia Funds by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon the Columbia Funds. As detailed above, the Investment Adviser Defendants skimmed money from the Columbia Funds by charging and collecting fees from the Columbia Funds in violation of the Investment Company Act and the Investment Advisers Act. The purpose and effect of said scheme, practice and course of conduct was to enrich the Investment Adviser Defendants, among other defendants, at the expense of the Columbia Funds. The Investment Adviser Defendants breached their fiduciary duties owed to the Columbia Funds by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon the Columbia Funds.

90. The Investment Adviser Defendants are liable as direct participants in the wrongs complained of herein. The Investment Adviser Defendants, because of their position of authority and control over the Columbia Funds were able to and did control the fees charged to and collected from the Columbia Funds and otherwise control the operations of the Columbia Funds.

91. The Investment Adviser Defendants had a duty to (1) disseminate accurate and

truth information with respect to the Columbia Funds ; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to the Columbia Funds. The Investment Adviser Defendants participated in the wrongdoing complained of herein in order to prevent the Columbia Funds from knowing of the Investment Adviser Defendants' breaches of fiduciary duties including: (1) the charging of the Columbia Funds and Columbia Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the Columbia Funds for excessive and improper commission payments to brokers.

92. As a result of the Investment Adviser Defendants' multiple breaches of their fiduciary duties owed to the Columbia Funds , the Columbia Funds were damaged.

93. The Columbia Funds are entitled to rescind their investment advisory contracts with the Investment Adviser Defendants and recover all fees paid in connection with their enrollment pursuant to such agreements.

COUNT V

Breach of Fiduciary Duty Against
The Investment Adviser Defendants On Behalf Of The Class

94. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

95. As investment advisers to the Columbia Funds, the Investment Adviser Defendants were fiduciaries to the plaintiff and other members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

96. As set forth above, the Investment Adviser Defendants breached their fiduciary

duties to plaintiff and the Class.

97. Plaintiff and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

98. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of the plaintiff and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VI

Breach of Fiduciary Duty Against The Director Defendants On Behalf Of The Class

99. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

100. As Columbia Funds Directors, the Director Defendants had a fiduciary duty to the Columbia Funds and Columbia Funds investors to supervise and monitor the Investment Adviser Defendants.

101. The Director Defendants breached their fiduciary duties by reason of the acts alleged herein, including their knowing or reckless failure to prevent the Investment Adviser Defendants from (1) charging the Columbia Funds and Columbia Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the Columbia Funds for excessive and improper commission payments to brokers.

102. Plaintiff and the Class have been specially injured as a direct, proximate and

foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

103. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of plaintiff and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VII

Aiding And Abetting A Breach Of Fiduciary Duty Against The Investment Adviser Defendants On Behalf Of The Class

104. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

105. At all times herein, the broker dealers that sold Columbia Funds had fiduciary duties of loyalty to their clients, including plaintiff and other members of the Class.

106. The Investment Adviser Defendants knew or should have known that the broker dealer had these fiduciary duties.

107. By accepting improper Rule 12b-1 fees, Soft Dollars and excessive commissions in exchange for aggressively pushing Columbia Funds, and by failing to disclose the receipt of such fees, the brokerages breached their fiduciary duties to plaintiff and the other members of the Class.

108. The Investment Adviser Defendants possessed actual or constructive knowledge that the brokerages were breaching their fiduciary duties, but nonetheless perpetrated the fraudulent scheme alleged herein.

109. The Investment Adviser Defendants' actions, as described in this complaint, were

a substantial factor in causing the losses suffered by plaintiff and the other members of the Class. By participating in the brokerages' breaches of fiduciary duties, the Investment Adviser Defendants are liable therefor.

110. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' knowing participation in the brokerages' breaches of fiduciary duties, plaintiff and the Class have suffered damages.

111. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiff and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

Determining that this action is a proper class action, certifying Plaintiff as the Class representative and Plaintiff's counsel as Class Counsel pursuant to Rule 23(a) of the Federal Rules of Civil Procedure;

A. Determining that this action is a proper class action and appointing plaintiff as lead plaintiff and his counsel as lead counsel for the Class and certifying him as a class representative under Rule 23 of the Federal Rules of Civil Procedure

B. Awarding compensatory damages in favor of Plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding punitive damages in favor of Plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

D. Awarding the Columbia Funds rescission of their contracts with the Investment Adviser Defendants, including recovery of all fees which would otherwise apply, and recovery of all fees paid to the Investment Adviser Defendants;

E. Ordering an accounting of all Columbia Funds related fees, commissions, and Soft Dollar payments;

F. Ordering restitution of all unlawfully or discriminatorily obtained fees and charges;

G. Awarding such other and further relief as this Court may deem just and proper, including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure that Plaintiff and the Class have an effective remedy;

H. Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

I. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

DATED: August 10, 2004

Respectfully submitted,

MOULTON & GANS, P.C.



By ______________________
Nancy Freeman Gans (BBO #184540)
33 Broad Street
Boston, MA 02109-4216
(617) 369-7979

STULL, STULL & BRODY
Jules Brody
Aaron Brody
Tzivia Brody
6 East 45th Street
New York, New York 10017
(212) 687-7230

WEISS & YOURMAN
Joseph H. Weiss
551 Fifth Avenue
New York, New York 10176
(212) 682-3025

Attorneys for Plaintiff

F:\COLUMBI2\CMPLTOSB.WPD

JS 44
(Rev. 12/98)

CIVIL COVER SHEET

The JS-44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. (SEE INSTRUCTIONS ON THE REVERSE OF THE FORM.)

I. (a) PLAINTIFFS

GENE F. OSBURN, Individually and on behalf of All Others Similarly Situated

DEFENDANTS

See attached LISTING OF DEFENDANTS

(b) COUNTY OF RESIDENCE OF FIRST LISTED PLAINTIFF Spokane County, WA
(EXCEPT IN U.S. PLAINTIFF CASES)

COUNTY OF RESIDENCE OF FIRST LISTED DEFENDANT ____
(IN U.S. PLAINTIFF CASES ONLY)
NOTE: IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE TRACT OF LAND INVOLVED.

(c) ATTORNEYS (FIRM NAME, ADDRESS AND TELEPHONE NUMBER)

See ATTACHMENT "A"

ATTORNEYS (IF KNOWN)

04 11750 REK

II. BASIS OF JURISDICTION (PLACE AN "X" IN ONE BOX ONLY)

☐ 1 U.S. Government Plaintiff
XXX 3 Federal Question (U.S. Government Not a Party)
☐ 2 U.S. Government Defendant
☐ 4 Diversity (Indicate Citizenship of Parties in Item III)

III. CITIZENSHIP OF PRINCIPAL PARTIES (PLACE AN "X" IN ONE BOX FOR PLAINTIFF AND ONE BOX FOR DEFENDANT) (For Diversity Cases Only)

	PTF	DEF		PTF	DEF
Citizen of This State	☐ 1	☐ 1	Incorporated or Principal Place of Business In This State	☐ 4	☐ 4
Citizen of Another State	☐ 2	☐ 2	Incorporated and Principal Place of Business In Another State	☐ 5	☐ 5
Citizen or Subject of a Foreign Country	☐ 3	☐ 3	Foreign Nation	☐ 6	☐ 6

IV. ORIGIN (PLACE AN "X" IN ONE BOX ONLY)

XXX 1 Original Proceeding
☐ 2 Removed from State Court
☐ 3 Remanded from Appellate Court
☐ 4 Reinstated or Reopened
☐ 5 Transferred from another district (specify)
☐ 6 Multidistrict Litigation
☐ 7 Appeal to District Judge from Magistrate Judgment

V. NATURE OF SUIT (PLACE AN "X" IN ONE BOX ONLY)

CONTRACT
☐ 110 Insurance
☐ 120 Marine
☐ 130 Miller Act
☐ 140 Negotiable Instrument
☐ 150 Recovery of Overpayment & Enforcement of Judgment
☐ 151 Medicare Act
☐ 152 Recovery of Defaulted Student Loans (Excl. Veterans)
☐ 153 Recovery of Overpayment of Veteran's Benefits
XXX 160 Stockholders' Suits
☐ 190 Other Contract
☐ 195 Contract Product Liability

REAL PROPERTY
☐ 210 Land Condemnation
☐ 220 Foreclosure
☐ 230 Rent Lease & Ejectment
☐ 240 Torts to Land
☐ 245 Tort Product Liability
☐ 290 All Other Real Property

TORTS

PERSONAL INJURY
☐ 310 Airplane
☐ 315 Airplane Product Liability
☐ 320 Assault, Libel & Slander
☐ 330 Federal Employers' Liability
☐ 340 Marine
☐ 345 Marine Product Liability
☐ 350 Motor Vehicle
☐ 355 Motor Vehicle Product Liability
☐ 360 Other Personal Injury

PERSONAL INJURY
☐ 362 Personal Injury — Med. Malpractice
☐ 365 Personal Injury — Product Liability
☐ 368 Asbestos Personal Injury Product Liability

PERSONAL PROPERTY
☐ 370 Other Fraud
☐ 371 Truth in Lending
☐ 380 Other Personal Property Damage
☐ 385 Property Damage Product Liability

CIVIL RIGHTS
☐ 441 Voting
☐ 442 Employment
☐ 443 Housing/ Accommodations
☐ 444 Welfare
☐ 440 Other Civil Rights

PRISONER PETITIONS
☐ 510 Motions to Vacate Sentence
HABEAS CORPUS:
☐ 530 General
☐ 535 Death Penalty
☐ 540 Mandamus & Other
☐ 550 Civil Rights
☐ 555 Prison Condition

FORFEITURE/PENALTY
☐ 610 Agriculture
☐ 620 Other Food & Drug
☐ 625 Drug Related Seizure of Property 21 USC 881
☐ 630 Liquor Laws
☐ 640 R.R. & Truck
☐ 650 Airline Regs
☐ 660 Occupational Safety/Health
☐ 690 Other

LABOR
☐ 710 Fair Labor Standards Act
☐ 720 Labor/Mgmt. Relations
☐ 730 Labor/Mgmt. Reporting & Disclosure Act
☐ 740 Railway Labor Act
☐ 790 Other Labor Litigation
☐ 791 Empl. Ret. Inc. Security Act

BANKRUPTCY
☐ 422 Appeal 28 USC 158
☐ 423 Withdrawal 28 USC 157

PROPERTY RIGHTS
☐ 820 Copyrights
☐ 830 Patent
☐ 840 Trademark

SOCIAL SECURITY
☐ 861 HIA (1395ff)
☐ 862 Black Lung (923)
☐ 863 DIWC/DIWW (405(g))
☐ 864 SSID Title XVI
☐ 865 RSI (405(g))

FEDERAL TAX SUITS
☐ 870 Taxes (U.S. Plaintiff or Defendant)
☐ 871 IRS — Third Party 26 USC 7609

OTHER STATUTES
☐ 400 State Reapportionment
☐ 410 Antitrust
☐ 430 Banks and Banking
☐ 450 Commerce/ICC Rates/etc.
☐ 460 Deportation
☐ 470 Racketeer Influenced and Corrupt Organizations
☐ 810 Selective Service
☐ 850 Securities/Commodities/ Exchange
☐ 875 Customer Challenge 12 USC 3410
☐ 891 Agricultural Acts
☐ 892 Economic Stabilization Act
☐ 893 Environmental Matters
☐ 894 Energy Allocation Act
☐ 895 Freedom of Information Act
☐ 900 Appeal of Fee Determination Under Equal Access to Justice
☐ 950 Constitutionality of State Statutes
☐ 890 Other Statutory Actions

VI. CAUSE OF ACTION (CITE THE U.S. CIVIL STATUTE UNDER WHICH YOU ARE FILING AND WRITE BRIEF STATEMENT OF CAUSE. DO NOT CITE JURISDICTIONAL STATUTES UNLESS DIVERSITY.)

Securities Fraud. Violations of Secs. 34(b), 36(b) and 48(a) of the Investment Company Act, 15 U.S.C. Secs. 80a-33(b), 80a-35(a) and (b) and 80a-47(a); and Secs. 206 and 215 of the Investment Advisors Act, 15 U.S.C. Secs. 80b-6 and 80b-15.

VII. REQUESTED IN COMPLAINT: XXX CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P. 23 **DEMAND $** CHECK YES only if demanded in complaint: **JURY DEMAND:** XX YES ☐ NO

VIII. RELATED CASE(S) (See instructions): **IF ANY** JUDGE Keeton, D.J. DOCKET NUMBER 04-11704-REK

DATE
August 10, 2004

SIGNATURE OF ATTORNEY OF RECORD



Nancy Freeman Gans

FOR OFFICE USE ONLY

RECEIPT # ____ AMOUNT ____ APPLYING IFP ____ JUDGE ____ MAG. JUDGE ____

LISTING OF DEFENDANTS

FLEETBOSTON FINANCIAL CORPORATION, COLUMBIA MANAGEMENT GROUP, INC., COLUMBIA MANAGEMENT ADVISORS, INC., COLUMBIA WANGER ASSET MANAGEMENT, L.P., COLUMBIA FUNDS DISTRIBUTOR, INC., CHARLES P. MCQUAID, RALPH WANGER, MARGARET EISEN, LEO A. GUTHART, JEROME KAHN, JR., STEVEN KAPLAN, DAVID C. KLEINMAN, ALLAN B. MUCHIN, ROBERT R. NASON, JOHN A. WING, and JOHN DOES 1-100,

Defendants,

COLUMBIA ACORN FUND, COLUMBIA ACORN SELECT, COLUMBIA ACORN USA, COLUMBIA ASSET ALLOCATION FUND, COLUMBIA BALANCED FUND. COLUMBIA COMMON STOCK FUND, COLUMBIA DISCIPLINED VALUE FUND, COLUMBIA DIVIDEND INCOME FUND, COLUMBIA GROWTH & INCOME FUND, COLUMBIA GROWTH FUND, COLUMBIA GROWTH STOCK FUND, COLUMBIA LARGE CAP CORE FUND, COLUMBIA LARGE CAP GROWTH FUND, COLUMBIA LARGE COMPANY INDEX FUND, COLUMBIA LIBERTY FUND, COLUMBIA MID CAP GROWTH FUND, COLUMBIA MID CAP VALUE FUND, COLUMBIA REAL ESTATE EQUITY FUND, COLUMBIA SMALL CAP FUND, COLUMBIA SMALL CAP VALUE FUND, COLUMBIA SMALL COMPANY EQUITY FUND, COLUMBIA SMALL COMPANY INDEX FUND, COLUMBIA STRATEGIC INVESTOR FUND, COLUMBIA TAX-MANAGED AGGRESSIVE GROWTH FUND, COLUMBIA TAX-MANAGED GROWTH FUND, COLUMBIA TAX-MANAGED GROWTH FUND II, COLUMBIA TAX-MANAGED VALUE FUND, COLUMBIA TECHNOLOGY FUND, COLUMBIA THERMOSTAT FUND, COLUMBIA UTILITIES FUND, COLUMBIA YOUNG INVESTOR FUND, COLUMBIA ACORN INTERNATIONAL FUND, COLUMBIA ACORN INTERNATIONAL SELECT FUND, COLUMBIA EUROPE FUND, COLUMBIA GLOBAL EQUITY FUND, COLUMBIA INTERNATIONAL EQUITY FUND, COLUMBIA INTERNATIONAL STOCK FUND, COLUMBIA NEWPORT ASIA PACIFIC FUND, COLUMBIA NEWPORT JAPAN OPPORTUNITIES FUND, COLUMBIA NEWPORT GREATER CHINA FUND, COLUMBIA NEWPORT TIGER FUND, COLUMBIA CONTRARIAN INCOME FUND, COLUMBIA CORPORATE BOND FUND, COLUMBIA FEDERAL SECURITIES FUND, COLUMBIA FIXED INCOME SECURITIES FUND, COLUMBIA FLOATING RATE ADVANTAGE FUND, COLUMBIA FLOATING RATE FUND, COLUMBIA HIGH YIELD FUND, COLUMBIA HIGH YIELD OPPORTUNITY FUND, COLUMBIA INCOME FUND, COLUMBIA INTERMEDIATE BOND FUND, COLUMBIA INTERMEDIATE GOVERNMENT INCOME FUND, COLUMBIA MONEY MARKET FUND, MONEY MARKET FUND, COLUMBIA NATIONAL MUNICIPAL BOND FUND, COLUMBIA QUALITY PLUS BOND FUND, COLUMBIA SHORT TERM BOND FUND, COLUMBIA STRATEGIC INCOME FUND, COLUMBIA US TREASURY INDEX FUND, COLUMBIA CALIFORNIA TAX-EXEMPT FUND, COLUMBIA CONNECTICUT INTERMEDIATE MUNICIPAL BOND, COLUMBIA CONNECTICUT TAX-EXEMPT FUND, COLUMBIA FLORIDA INTERMEDIATE

MUNICIPAL BOND FUND, COLUMBIA HIGH YIELD MUNICIPAL FUND, COLUMBIA INTERMEDIATE TAX-EXEMPT BOND FUND, COLUMBIA MANAGED MUNICIPALS FUND, COLUMBIA MASSACHUSETTS INTERMEDIATE MUNICIPAL BOND FUND, COLUMBIA MASSACHUSETTS TAX-EXEMPT FUND, COLUMBIA MUNICIPAL BOND FUND, COLUMBIA NEW JERSEY INTERMEDIATE MUNICIPAL BOND FUND, COLUMBIA NEW YORK INTERMEDIATE MUNICIPAL BOND FUND, COLUMBIA NEW YORK TAX-EXEMPT FUND, COLUMBIA OREGON MUNICIPAL BOND FUND, COLUMBIA PENNSYLVANIA INTERMEDIATE MUNICIPAL BOND FUND, COLUMBIA RHODE ISLAND INTERMEDIATE MUNICIPAL BOND FUND, COLUMBIA TAX-EXEMPT FUND, COLUMBIA TAX-EXEMPT INSURED FUND, COLUMBIA SMALL CAP GROWTH FUND , COLUMBIA EUROPEAN THEMATIC EQUITY FUND, COLUMBIA GLOBAL THEMATIC EQUITY FUND, COLUMBIA DAILY INCOME COMPANY FUND (collectively, the "Columbia Funds"),

Nominal Defendants.

ATTACHMENT "A"

Nancy Freeman Gans (BBO #184540)
MOULTON & GANS, P.C.
33 Broad Street, Suite 1100
Boston, Massachusetts 02109-4216
Telephone: (617) 369-7979

Jules Brody
Aaron Brody
Tzivia Brody
STULL, STULL & BRODY
6 East 45th Street
New York, New York 10017
Telephone: (212) 687-7230

Joseph H. Weiss
WEISS & YOURMAN
551 Fifth Avenue
New York, New York 10176
Telephone: (212) 682-3025

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

1. TITLE OF CASE (NAME OF FIRST PARTY ON EACH SIDE ONLY) Gene F. Osburn, etc. v. Fleetboston Financial Corporation, et als.

2. CATEGORY IN WHICH THE CASE BELONGS BASED UPON THE NUMBERED NATURE OF SUIT CODE LISTED ON THE CIVIL COVER SHEET. (SEE LOCAL RULE 40.1(A)(1)).

XXX I. 160, 410, 470, R.23, REGARDLESS OF NATURE OF SUIT.

___ II. 195, 368, 400, 440, 441-444, 540, 550, 555, 625, 710, 720, 730, 740, 790, 791, 820*, 830*, 840*, 850, 890, 892-894, 895, 950.

*Also complete AO 120 or AO 121 for patent, trademark or copyright cases

___ III. 110, 120, 130, 140, 151, 190, 210, 230, 240, 245, 290, 310, 315, 320, 330, 340, 345, 350, 355, 360, 362, 365, 370, 371, 380, 385, 450, 891.

___ IV. 220, 422, 423, 430, 460, 510, 530, 610, 620, 630, 640, 650, 660, 690, 810, 861-865, 870, 871, 875, 900.

___ V. 150, 152, 153.

3. TITLE AND NUMBER, IF ANY, OF RELATED CASES. (SEE LOCAL RULE 40.1(G)). IF MORE THAN ONE PRIOR RELATED CASE HAS BEEN FILED IN THIS DISTRICT PLEASE INDICATE THE TITLE AND NUMBER OF THE FIRST FILED CASE IN THIS COURT.

Cohen v. Fleetboston Financial Corporation, et als., CA No: 04-11704-REK

4. HAS A PRIOR ACTION BETWEEN THE SAME PARTIES AND BASED ON THE SAME CLAIM EVER BEEN FILED IN THIS COURT?

YES (NO)

5. DOES THE COMPLAINT IN THIS CASE QUESTION THE CONSTITUTIONALITY OF AN ACT OF CONGRESS AFFECTING THE PUBLIC INTEREST? (SEE 28 USC §2403)

YES (NO)

IF SO, IS THE U.S.A. OR AN OFFICER, AGENT OR EMPLOYEE OF THE U.S. A PARTY?

YES NO

6. IS THIS CASE REQUIRED TO BE HEARD AND DETERMINED BY A DISTRICT COURT OF THREE JUDGES PURSUANT TO TITLE 28 USC §2284?

YES (NO)

7. DO ALL OF THE PARTIES IN THIS ACTION, EXCLUDING GOVERNMENTAL AGENCIES OF THE UNITED STATES AND THE COMMONWEALTH OF MASSACHUSETTS ("GOVERNMENTAL AGENCIES"), RESIDING IN MASSACHUSETTS RESIDE IN THE SAME DIVISION? - (SEE LOCAL RULE 40.1(D)).

(YES) NO

A. IF YES, IN WHICH DIVISION DO ALL OF THE NON-GOVERNMENTAL PARTES RESIDE?

(EASTERN DIVISION) CENTRAL DIVISION WESTERN DIVISION

B. IF NO, IN WHICH DIVISION DO THE MAJORITY OF THE PLAINTIFFS OR THE ONLY PARTIES, EXCLUDING GOVERNMENTAL AGENCIES, RESIDING IN MASSACHUSETTS RESIDE?

EASTERN DIVISION CENTRAL DIVISION WESTERN DIVISION

(PLEASE TYPE OR PRINT)

ATTORNEY'S NAME Nancy Freeman Gans

ADDRESS Moulton & Gans, P.C., 33 Broad Street, Suite 1100, Boston, MA 02109

TELEPHONE NO. 617-369-7979

(Cover sheet local.wpd - 11/27/00)

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

04 CV 11953 REK

JEAN S.B. SIMMONDS and R.L. SIMMONDS, Individually and on behalf of All Others Similarly Situated,	X	Civil Action No.
Plaintiffs,	:	
vs.	:	MAGISTRATE JUDGE BOWLER
FLEETBOSTON FINANCIAL CORPORATION, COLUMBIA MANAGEMENT GROUP, INC., COLUMBIA MANAGEMENT ADVISORS, INC., COLUMBIA WANGER ASSET MANAGEMENT, L.P., COLUMBIA FUNDS DISTRIBUTOR, INC., CHARLES P. McQUAID, RALPH WANGER, MARGARET EISEN, LEO A. GUTHART, JEROME KAHN, JR., STEVEN KAPLAN, DAVID C. KLEINMAN, ALLAN B. MUCHIN, ROBERT R. NASON, JOHN A. WING and JOHN DOES 1-100	:	**CLASS ACTION COMPLAINT FOR EXCESSIVE FEES IN VIOLATION OF SECTIONS 34(b), 36(b) AND 48(a) OF THE INVESTMENT COMPANY ACT AND SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT, AND FOR BREACHES OF FIDUCIARY DUTY**
Defendants.	:	
COLUMBIA ACORN FUND, COLUMBIA ACORN SELECT, COLUMBIA ACORN USA, COLUMBIA ASSET ALLOCATION FUND, COLUMBIA BALANCED FUND, COLUMBIA COMMON STOCK FUND, COLUMBIA DISCIPLINED VALUE FUND, COLUMBIA DIVIDEND INCOME FUND, COLUMBIA GROWTH & INCOME FUND, COLUMBIA GROWTH FUND, COLUMBIA GROWTH STOCK FUND, COLUMBIA LARGE CAP CORE FUND, COLUMBIA LARGE CAP GROWTH FUND, COLUMBIA LARGE COMPANY INDEX FUND, COLUMBIA LIBERTY FUND, COLUMBIA MID CAP GROWTH FUND, COLUMBIA MID CAP VALUE FUND, COLUMBIA REAL ESTATE EQUITY FUND, COLUMBIA SMALL AP FUND, COLUMBIA SMALL CAP VALUE FUND, COLUMBIA SMALL COMPANY EQUITY FUND, COLUMBIA SMALL	:	**JURY TRIAL DEMANDED**
[Caption Continues On Next Page]	:	

F:\COLUMBI2\CMPLTSIM.WPD

COMPANY INDEX FUND, COLUMBIA :
STRATEGIC INVESTOR FUND, COLUMBIA :
TAX-MANAGED AGGRESSIVE GROWTH :
FUND, COLUMBIA TAX-MANAGED GROWTH :
FUND, COLUMBIA TAX-MANAGED GROWTH :
FUND II, COLUMBIA TAX-MANAGED VALUE :
FUND, COLUMBIA TECHNOLOGY FUND, :
COLUMBIA THERMOSTAT FUND, COLUMBIA :
UTILITIES FUND, COLUMBIA YOUNG :
INVESTOR FUND, COLUMBIA ACORN :
INTERNATIONAL FUND, COLUMBIA ACORN :
INTERNATIONAL SELECT FUND, COLUMBIA :
EUROPE FUND, COLUMBIA GLOBAL EQUITY :
FUND, COLUMBIA INTERNATIONAL EQUITY :
FUND, COLUMBIA INTERNATIONAL STOCK :
FUND, COLUMBIA NEWPORT ASIA PACIFIC :
FUND, COLUMBIA NEWPORT JAPAN :
OPPORTUNITIES FUND, COLUMBIA NEWPORT :
GREATER CHINA FUND, COLUMBIA :
NEWPORT TIGER FUND, COLUMBIA :
CONTRARIAN INCOME FUND, COLUMBIA :
CORPORATE BOND FUND, COLUMBIA :
FEDERAL SECURITIES FUND, COLUMBIA :
FIXED INCOME SECURITIES FUND, :
COLUMBIA FIXED INCOME SECURITIES :
FUND, COLUMBIA FLOATING RATE :
ADVANTAGE FUND, COLUMBIA FLOATING :
RATE FUND, COLUMBIA HIGH YIELD :
OPPORTUNITY FUND, COLUMBIA INCOME :
FUND, COLUMBIA INTERMEDIATE BOND :
FUND, COLUMBIA INTERMEDIATE :
GOVERNMENT INCOME FUND, COLUMBIA :
MONEY MARKET FUND, MONEY MARKET :
FUND, COLUMBIA NATIONAL MUNICIPAL :
BOND FUND, COLUMBIA QUALITY PLUS :
BOND FUND, COLUMBIA SHORT-TERM BOND :
FUND, COLUMBIA STRATEGIC INCOME FUND, :
COLUMBIA US TREASURY INDEX FUND, :
COLUMBIA CALIFORNIA TAX-EXEMPT FUND, :
COLUMBIA CONNECTICUT INTERMEDIATE :
MUNICIPAL BOND, COLUMBIA CONNECTICUT :
TAX-EXEMPT FUND, COLUMBIA FLORIDA :
[Caption Continues On Next Page] :

INTERMEDIATE MUNICIPAL BOND FUND, :
COLUMBIA HIGH YIELD MUNICIPAL FUND, :
COLUMBIA INTERMEDIATE TAX-EXEMPT :
BOND FUND, COLUMBIA MANAGED :
MUNICIPAL FUND, COLUMBIA :
MASSACHUSETTS INTERMEDIATE :
MUNICIPAL BOND FUND, COLUMBIA :
MASSACHUSETTS TAX-EXEMPT FUND, :
COLUMBIA MUNICIPAL BOND FUND, :
COLUMBIA NEW JERSEY INTERMEDIATE :
MUNICIPAL BOND FUND, COLUMBIA NEW :
YORK INTERMEDIATE MUNICIPAL BOND :
FUND, COLUMBIA NEW YORK TAX-EXEMPT :
FUND, COLUMBIA OREGON MUNICIPAL :
BOND FUND, COLUMBIA PENNSYLVANIA :
INTERMEDIATE MUNICIPAL BOND FUND, :
COLUMBIA RHODE ISLAND INTERMEDIATE :
MUNICIPAL BOND FUND, COLUMBIA TAX- :
EXEMPT FUND, COLUMBIA TAX-EXEMPT :
INSURED FUND, COLUMBIA SMALL CAP :
GROWTH FUND, COLUMBIA EUROPEAN :
THEMATIC EQUITY FUND, COLUMBIA :
GLOBAL THEMATIC EQUITY FUND, :
COLUMBIA DAILY INCOME COMPANY FUND, :
(collectively, the "Columbia Funds'), :
:
Nominal Defendants. :
X

Plaintiffs, by and through their counsel, alleges the following based upon the investigation of counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports and advisories, press releases media reports, news articles, academic literature, and academic studies. Plaintiffs believe that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. Plaintiffs bring this action on behalf of investors in mutual funds belonging to FleetBoston Financial Corporation ("FleetBoston") which includes the Columbia Funds (referred to collectively herein as the "Columbia Funds"), and derivatively on behalf of the Columbia Funds, against the Columbia Funds investment advisers, their corporate parents and the Columbia Funds directors.

2. This complaint alleges that the Investment Advisor Defendants (as defined herein) drew upon the assets of the Columbia Funds to pay brokers to aggressively push Columbia Funds over other funds, and that the Investment Adviser Defendants concealed such payments from investors by disguising them as brokerage commissions. Such brokerage commissions, through payable from fund assets, are not disclosed to investors in the Columbia Funds public filings or elsewhere.

3. Thus Columbia Funds investors were thus induced to purchase Columbia Funds by brokers who received undisclosed payments from the Investment Advisor Defendants to push Columbia Funds over other mutual funds and who therefore had an undisclosed conflict of interest. Then, once invested in one or more of the Columbia Funds, Columbia Funds investors were charged and paid undisclosed fees that were improperly used to pay brokers to aggressively push Columbia Funds to yet other brokerage clients.

4. The Investment Adviser Defendants were motivated to make these secret payments to finance the improper marketing of Columbia Funds because their fees were calculated as a percentage of funds under management and, therefore, tended to increase as the number of Columbia Funds investors grew. The Investment Adviser Defendants attempted to

justify this conduct on the ground that, by increasing the Columbia Funds assets, they were creating economies of scale that insured to the benefit of investors but, in truth and in fact, Columbia Funds investors received none of the benefits of these purported economies of scale. Rather, fees and costs associated with the Columbia Funds were excessive during the Class Period (as defined herein), in large part because the Investment Adviser Defendants continued to skim from the Columbia Funds to finance their ongoing marketing campaign. The Columbia Funds Directors, who purported to be Columbia Funds investor watchdogs, knowingly or recklessly permitted this conduct to occur.

5. By engaging in this conduct, the Investment Adviser Defendants, and the defendant entities that control them, breached their statutorily-defined fiduciary duties under Sections 36(a) and (b) of the Investment Company Act of 1940 (the "Investment Company Act") and Sections 206 of the Investment Advisers Act (the "Investment Advisers Act"), breached their common law fiduciary duties, and knowingly aided and abetted the brokers in the breach of fiduciary duties to their clients. The Investment Adviser Defendants also violated Section 34(b) of the Investment Company Act because, to further their improper course of conduct, they made untrue statements of material fact in fund registration statements, and material omissions, with respect to the procedure for determining the amount of fees payable to Investment Adviser Defendants and with respect to the improper uses to which the fees were put. Additionally, the Columbia Funds Directors breached their common law fiduciary duties to the Columbia Funds investors by knowingly or recklessly allowing the improper conduct alleged herein to occur and harm Columbia Funds investors.

6. On January 28, 2004, the *Los Angeles Times* published an article about a Senate

committee hearing on mutual fund abuses which stated, in pertinent part, as follows:

> "The mutual fund industry is indeed the world's largest skimming operation," said Sen. Peter Fitzgerald (R-Ill.), chairman of the panel, comparing the scandal-plagued industry to "a $7-trillion trough" exploited by fund managers, brokers, and other insiders.

JURISDICTION AND VENUE

7. The claims, asserted herein arise under and pursuant to Sections 34(b), 36(b) and 48(a) of the Investment Company Act of 1940, 15 U.S.C. §§ 80a-33(b), 80a-35(a) and (b) and 80a-47(a), Sections 206 and 215 of the Investment Advisers Act, 15 U.S.C. §§ 80b-6 and 80b-15, and common law.

8. This Court has jurisdiction over the subject matter of this action pursuant to Section 44 of the Investment Company Act, 15 U.S.C. § 80a-43; Section 214 of the Investment Advisers Act, 15 U.S.C. § 80b-14; and 28 U.S.C. § 1391(b).

9. Many of the acts charged herein, including the creation and utilization of improper revenue sharing agreements, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Additionally, defendant FleetBoston maintains its principal offices in this judicial district.

10. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

11. Plaintiffs purchased during the Class Period and continues to own shares or units of the Columbia Acorn Fund has been damaged by the conduct alleged herein.

12. Defendant FleetBoston is a financial services company and the ultimate parent of defendants bearing the Columbia name. FleetBoston maintains its corporate headquarters at 100 Federal Street, Boston, Massachusetts 02110.

13. Defendant Columbia Management Group, Inc. ("Columbia Group"), is a wholly owned subsidiary of FleetBoston, is the asset management arm of FleetBoston. Through its member firms, including Columbia Management Advisors, Inc. and Columbia Wanger Asset Management, L.P. ("Columbia Wanger'), Columbia Group offers asset management services and financial products. Columbia Group is located at One Financial Center, Boston, MA 02111-2621.

14. Defendant Columbia Management Advisors, Inc. ("Columbia Management") a wholly-owned subsidiary of Columbia Group, offers investment products and money management services. Columbia Management is registered as an investment advisor under the Investment Advisers Act and, together with Columbia Wanger, managed and advised the Columbia Funds during the Class Period. Columbia Management, along with Columbia Wanger, has ultimate responsibility for overseeing the day-to-day management of the Columbia Funds. Columbia Management is headquartered at 100 Federal Street, Boston, Massachusetts 02110.

15. Defendant Columbia Wanger, a wholly-owned subsidiary of Columbia Group, offers investment products and money management services. Columbia Management is registered as an investment advisor under the Investment Advisers Act and, together with

Columbia Management, managed and advised the Columbia Funds during the Class Period. Columbia Wanger, along with Columbia Management, has ultimate responsibility for overseeing the day-to-day management of the Columbia Funds. Columbia Wanger is headquartered at 227 West Monroe, Suite 3000, Chicago, Illinois 60606.

16. Defendant Columbia Management and Columbia Wanger are collectively referred to as the "Investment Adviser Defendants."

17. Defendants Columbia Funds Distributors, Inc. ("Columbia Distributors"), a subsidiary of FleetBoston and a registered broker-dealer, is the distributor of Columbia Funds. In this capacity, Columbia Distributors was responsible for underwriting, sponsoring and retailing the Columbia Funds. Columbia Distributors, a Massachusetts corporation, maintains its headquarters at One Financial Center, Boston, Massachusetts 02111.

18. Defendants Charles P. McQuaid ("McQuaid"), Ralph Wanger ("Wanger"), Margaret Eisen ("Eisen"), Leo A. Guthart ("Guthart"), Irving B. Jerome Kahn, Jr. ("Kahn"), Steven Kaplan ("Kaplan"), David C. Kleinman ("Kleinman"), Allan B. Muchin ("Muchin"), Robert R. Nason ("Nason"), and John A. Wing ("Wing") were Trustees, Directors and/or officers of the Columbia Funds during the Class Period and are collectively referred to herein as the "Director Defendants." For the purposes of their service as trustees, directors and/or officers of the Columbia Funds, the business address for the trustees, directors and/or officers of the Trust is Columbia Wanger Asset Management, L.P., 227 West Monroe Street, Suite 3000, Chicago, Illinois 60606.

19. During the Class Period, McQuaid served as a Trustee of the Funds. He is responsible for overseeing 6 portfolios in the Fund complex. McQuaid is deemed an interested

person because of his affiliation with the Investment Adviser, namely, his position as Senior Vice President of Wanger Advisors Trust.

20. During the Class Period, Wanger served as a Trustee of the Funds. He is responsible for overseeing 10 portfolios in the Fund complex. Wanger is deemed an interested person because of his affiliation with the Investment Adviser, namely, his position as President of Wanger Advisors Trust.

21. During the Class Period, Eisen, for her services as a Director, received compensation totaling $28,125.00 for the fiscal year ended December 31, 2002. She is responsible for overseeing 6 portfolios in the Fund complex.

22. During the Class Period, Guthart, for his services as a Director, received compensation totaling $40,750.00 for the fiscal year ended December 31, 2002. He is responsible for overseeing 6 portfolios in the Fund complex.

23. During the Class Period, Kahn, for his services as a Director, received compensation totaling $48,000.00 for the fiscal year ended December 31, 2002. He is responsible for overseeing 6 portfolios in the Fund complex.

24. During the Class Period, Kaplan, for his services as a Director, received compensation totaling $45,750.00 for the fiscal year ended December 31, 2002. She is responsible for overseeing 6 portfolios in the Fund complex.

25. During the Class Period, Kleinman, for his services as a Director, received compensation totaling $48,250.00 for the fiscal year ended December 31, 2002. He is responsible for overseeing 6 portfolios in the Fund complex.

26. During the Class Period, Muchin, for his services as a Director, received

compensation totaling $46,000.00 for the fiscal year ended December 31, 2002. He is responsible for overseeing 6 portfolios in the Fund complex.

27. During the Class Period, Nason, for his services as a Director, received compensation totaling $90,000.00 for the fiscal year ended December 31, 2002. He is responsible for overseeing 6 portfolios in the Fund complex.

28. During the Class Period, Wing, for his services as a Director, received compensation totaling $25,625.00 for the fiscal year ended December 31, 2002. He is responsible for overseeing 6 portfolios in the Fund complex.

29. Defendant John Does 1-100 were Columbia Directors and/or Officers during the Class Period, and any other wrongdoers later discovered, whose identities have yet to be ascertained and which will be determined during the course of plaintiffs' counsel's ongoing investigation.

30. Nominal defendants, the Columbia Funds, as identified in the caption of this complaint and on the list annexed hereto as Exhibit A, are open-ended management companies consisting of the capital invested by mutual fund shareholders, each having a board of Directors charged with representing the interest of the shareholders in one or a series of the funds. The Columbia Funds are named as nominal defendants to the extent that they may be deemed necessary and indispensible parties pursuant to Rule 19 of the Federal Rules of Civil Procedure and to the extent necessary to ensure the availability of adequate remedies.

CLASS ACTION ALLEGATIONS

31. Plaintiffs bring this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who

purchased, redeemed, held shares or like interests in any of the Columbia Funds between August 2, 1999 and March 22, 2004, inclusive, (the "Class Period") and who were damaged thereby. Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

32. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Columbia Funds, Columbia Distributors and Investment Adviser Defendants and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

33. Plaintiffs' claims are typical of the claims of the members of the Class, as all members of the Class are similarly affected by defendants' wrongful conduct in violation of the federal law that is complained of herein.

34. Plaintiffs will fairly and adequately protect the interests of the Class members and have retained counsel competent and experienced in class and securities litigation.

35. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

a. whether the Investment Company Act was violated by defendants' acts as alleged herein;

b. whether the Investment Advisers Act was violated by defendants' acts as alleged herein;

c. whether the Investment Adviser Defendants breached their common law fiduciary duties and/or knowingly aided and abetted common law breaches of fiduciary duties;

d. whether statements made by defendants to the investment public during the Class Period misrepresented or omitted to disclose material facts about the business, operations and financial statements of the Columbia Funds; and

e. to what extent the members of the Class have sustained damage and the proper measure of damages.

36. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for the members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

The Director Defendants Breached Their Fiduciary Duties To Columbia Funds Investors

37. The defendants' public filings state that the Boards of Directors for the Columbia Funds are responsible for the management and supervision of the Columbia Funds. In this regard, the Statement of Additional Information dated May 1, 2003 for funds offered by the

Liberty Acorn Trust (the "Statement of Additional Information"), which includes the Columbia Acorn Fund, which is available to the investor upon request is typical of the Statements of Additional Information available for other Columbia Funds. It states: "The board of Trustees has overall management responsibility for the Funds."

38. Moreover, the Statement of Additional Information states, with respect to the duties of the Directors, as follows:

> The board of Trustees serve indefinite terms of unlimited duration provided that a majority of Trustees always has been elected by shareholders. The Trustees appoint their own successors, provided that at least two-thirds of the Trustees, after such appointment, have been elected by shareholders. Shareholders may remove a Trustee, with or without cause, upon the vote of two-thirds of Acorn's outstanding shares at any meeting called for that purpose. A Trustee may be removed with or without cause upon the vote of a majority of the Trustees.

39. The Statement of Additional Information also sets forth in greater detail the purported process by which the investment managers are selected:

> At a meeting of the board of Trustees held on August 15, 2001, called in part for the purpose of voting on the approval of new Advisory Agreements with Liberty WAM that were substantially identical to the previous Advisory Agreements, the new Advisory Agreements were approved through July 31, 2003 by the unanimous vote of the "non-interested" Trustees of the Trust voting separately. ***The Trustees considered information about, among other things: (1) Liberty WAM and its respective personnel, resources and investment process; (2) the terms of the new Advisory Agreements; (3) the nature and quality of services provided by Liberty WAM; (4) the investment performance of each Fund and of similar funds managed by other advisors; (5) the profitability to Liberty WAM of its relationship with the Funds; (6) fall-out benefits from that relationship; (7) compensation payable by the Funs to affiliates of the Adviser for other services; (8) economies of sale; and (9) comparable fees and expense ratios.*** The Trustees also considered the terms of an

> agreement between the Trust and Fleet National Bank (the "Fleet Agreement") in which Fleet agreed that during the initial term of the new Advisory Agreements, except as otherwise authorized by the Trustees, it would: (1) preserve the autonomy of the Trust; (2) preserve the independence of Liberty WAM, including its investment philosophy and approach to investment operations, research and talent; (3) allow Liberty WAM considerable latitude to recruit and compensate (on competitive terms) investment management personnel; (4) not interfere with Liberty WAM's relationships with regional brokers unless regulatory or compliance concerns dictate and permit Liberty WAM to continue to allocate the commissions and soft dollar payments as it has in the past; (5) maintain the trading desk at Liberty WAM for domestic and international trading activities; and (6) not add to the current management responsibilities of any portfolio manager of a Fund the responsibility to manage additional funds from the Fleet organization without the consent of the Trustees.

[Emphasis added.]

40. The Investment Company Institute ("ICI"), of which Columbia is a member, recently described the duties of mutual fund boards as follows:

> More than 77 million Americans have chosen mutual funds to gain convenient access to a professionally managed and diversified portfolio of investments.
>
> Investors receive many other benefits by investing in mutual funds, including strong legal protections and full disclosure. In addition, shareholders gain an extra layer of protection because each mutual fund has a board of directors looking out for shareholders' interests.
>
> ***Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the funds' investors. The unique "watchdog" role, which does not exist in any other type of company in America, provides investors with the confidence of knowing the directors oversee the advisers who manage and service their investments.***
>
> ***In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after***

how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company. [Emphasis added.][1]

41. In truth and in fact, the Columbia Funds Boards of Directors, *i.e.*, were captive to and controlled by the Investment Adviser Defendants, who induced the Director Defendants to breach their statutory and fiduciary duties to manage and supervise the Columbia Funds, approve all significant agreements and otherwise take reasonable steps to prevent the Investment Adviser Defendants from skimming Columbia Funds assets. In many cases, key Columbia Funds Directors, were employees or former employees of the Investment Adviser Defendants and were beholden for their positions, not to Columbia Funds investors, but, rather, to the Investment Adviser Defendants, whom they were supposed to oversee. The Director Defendants served for indefinite terms at the pleasure of Investment Adviser Defendant and formed supposedly independent committees, charged with responsibility for billions of dollars of fund assets (comprised largely of investors' college and retirement savings).

42. To ensure that the Directors were complaint, the Investment Adviser Defendants often recruited key fund Directors from the ranks of investment adviser companies.

43. In exchange for creating and managing the Columbia Funds, including the Columbia Acorn Fund, the Investment Adviser Defendants charged the Columbia Funds a variety of fees, each of which was calculated as a percentage of assets under management.

---

[1] The ICI describes itself as the national association of the U.S. investment company industry. Founded in 1940, its membership includes approximately 8,601 mutual funds, 604 closed-end funds, 110 exchange-traded funds, and six sponsors of unit investment trusts. Its mutual fund members have 86-6 million individual shareholders and manage approximately $7.2 trillion in investor assets. The quotation above is excepted from a paper entitled *Understanding the Role of Mutual Fund Directors*, available on the ICI's website at http://www.ici.org/issues/dir/bro_mf_directors.pdf.

Hence, the more money invested in the funds, the greater the fees paid to Investment Adviser Defendants. In theory, the fees charged to fund investors are negotiated at arm's-length between the fund board and the investment management company and must be approved by the independent members of the board. However, as a result of the Director Defendants' dependence on the investment management company, and its failure to properly manage the investment advisers, millions of dollars in Columbia Funds assets were transferred through fees payable from Columbia Funds assets to the Investment Adviser Defendants that were of no benefit to fund investors.

44. These practices proved enormously profitable for Columbia Group and Fleet Boston as the expense of plaintiffs and other members of the Class who had invested in the Columbia Funds. In this regard, a *Forbes* article, published on September 15, 2003, stated as follows:

> The average net profit margin at publicly held mutual fund firms was 18.8% last year, blowing away the 14.9% margin for the financial industry overall . . . [f]or the most part, customers do not enjoy the benefits of the economies of scale created by having larger funds. ***Indeed, once a fund reaches a certain critical mass, the directors know that there is no discernible benefit from having the fund become bigger by drawing in more investors; in fact, they know the opposite to be true – once a fund becomes too large it loses the ability to trade in and out of positions without hurting its investors***. [...]
>
> ***The [mutual fund] business grew 71-fold (20 fold in real terms) in the two decades through 1999, yet costs as a percentage of assets somehow managed to go up 29%***. . . . Fund vendors have a way of stacking their boards with rubber stamps. As famed investor Warren Buffett opines in Berkshire Hathaway's 2002 annual report: 'Tens of thousands of "independent" directors, over more than six decades, have failed miserably.' A genuinely independent board would occasionally fire an incompetent or

overcharging fund advisor. That happens just about never."

[Emphasis added.]

45. Plaintiffs and other members of the Class never knew, nor could they have known, from reading the fund prospectuses or otherwise, of the extent to which the Investment Adviser Defendants were using so-called 12b-1 fees, Soft Dollars (as defined below) and commissions to improperly siphon assets from the funds.

Rule 12b-1 Marketing Fees Were Used For Improper Purposes
By the Investment Adviser Defendants

46. Rule 12b-1, promulgated by the SEC pursuant to the Investment Company Act, prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1 are met. The Rule 12b-1 conditions require that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan must be approved by a vote of the majority of the board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made." Additionally, the directors "have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination, of whether the plan should be implemented or continued." The directors may continue to plan "only if the board of directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment, and in light of their fiduciary duties under state law and section

36(a) and (b) (15 U.S.C. 80a-35(a) and (b)) of the Act that ***there is a reasonable likelihood that the plan will benefit the company and its shareholders***. [Emphasis added.]

47. The exceptions to the Section 12b prohibition on mutual fund marketing were enacted in 1980 under the theory that the marketing of mutual funds, all things being equal, should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be shifted from fund managers to investors. During the Class Period, the Director Defendants authorized, and the Investment Adviser Defendants collected, millions of dollars in purported Rule 12b-1 marketing and distribution fees.

48. However, the purported Rule 12b-1 fees charged to Columbia Funds investors were highly improper because the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the plan would benefit the company and its shareholders. On the contrary, as the funds were marketed and the number of fund investors increased, the economies of scale thereby created, if any, were not passed on to Columbia Funds investors. Rather, Columbia Funds management and other fees increased and this was a red flag that the Director Defendants knowingly or recklessly disregarded. If anything, the Columbia Funds marketing efforts were creating diminished marginal returns under circumstances where increased fund size correlated with reduced liquidity and fund performance. If the Director Defendants reviewed written reports of the amounts expended pursuant to the Columbia Funds Rule 12b-1 Plan, and the information pertaining to agreements entered into pursuant to the Rule 12b-1 Plan, on a quarterly basis as required — which seems highly unlikely under the circumstances set forth herein — the Director Defendants either knowingly or recklessly failed to terminate the plans and

the payments made pursuant to the Rule 12b-1 Plan, even though such payments not only harmed existing Columbia Funds shareholders, but also were improperly used to induce brokers to breach their duties of loyalty to their prospective Columbia Funds investors.

49. Moreover, at least thirteen Columbia Funds were closed to new investors (the "Closed Funds") and, consequently, the so-called 12b-1 fees could not possibly have been used to market and distribute them. Nevertheless, the Investment Adviser Defendants received Rule 12b-1 fees charged to the Closed Funds. The Closed Funds that charged such Rule 12b-1 fees are the D Class of: the Columbia Short Term Bond Fund, Columbia National Municipal Bond Fund, Columbia Oregon Municipal Bond Fund, Columbia Fixed Income Securities Fund, Columbia High Yield Fund, Columbia Balanced Fund, Columbia Common Stock Fund, Columbia Growth Fund, Columbia International Stock Fund, Columbia Mid-Cap Growth Fund, Columbia Real Estate Equity Fund, Columbia Strategic Growth Investor Fund, and Columbia Technology Fund.

50. As set forth below, in violation of Rule 12b-1 and Section 28(e) of the Securities Exchange Act, defendants made additional undisclosed payments to brokers, in the form of excess commissions, that were not disclosed or authorized by the Columbia Funds Rule 12b-1 plan.

The Investment Adviser Defendants Charged Their Overhead To Columbia Funds Investors And Secretly Paid Excessive Commissions To Brokers To Steer Clients To Columbia's Funds

51. Investment advisers routinely pay broker commissions on the purchase and sale of fund securities, and such commission may properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities

Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that fund managers shall not be deemed to have breached their fiduciary duties "solely by reason of [their] having caused the account to pay a . . . broker . . . in excess of the amount of commission another . . . broker . . . would have charged for effecting the transaction, if such person determined ***in good faith*** that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. §28(e) (emphasis added). In other words, funds are allowed to include "commissions" payment for not only purchase and sales execution, but also for specified services, which the SEC has defined to include "any service that provides lawful and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities." The commission amounts charged by brokerages to investment advisers in excess of the purchase and sale charges are known within the industry as "Soft Dollars."

52. The Investment Adviser Defendants' actions are not protected by the Section 28(e) safe harbor. The Investment Adviser Defendants used Soft Dollars to pay overhead costs (for items such as computer hardware and software) thus charging Columbia Funds investors for costs not covered by the Section 28(e) safe harbor and that, consistent with the investment advisers' fiduciary duties, properly should have been borne by the Investment Adviser Defendants. The Investment Adviser Defendants also paid excessive commissions to broker dealers on top of any legitimate Soft Dollars to steer their clients to Columbia Funds and directed brokerage business to firms that favored Columbia Funds. Such payments and directed-brokerage payments were used to fund sales contests and other undisclosed financial incentives

to push Columbia Funds. These incentives created an undisclosed conflict of interest and caused brokers to steer clients to Columbia Funds regardless of the funds' investment quality relative to other investment alternatives and to thereby breach their duties of loyalty. By paying the excessive brokerage commissions, the Investment Adviser Defendants also violated Section 12(b) of the Investment Company Act, because such payments were not made pursuant to a valid Rule 12b-1 plan.

53. The excessive commissions did not fund any services that benefitted the Columbia Funds shareholders. This practice materially harmed plaintiffs and other members of the Class from whom the Soft Dollars and excessive commissions were taken.

54. Additionally, on information and belief, the defendants, similar to other members of the industry, have a practice of charging lower management fees to institutional clients than to ordinary mutual fund investors through their mutual fund holdings. This discriminatory treatment cannot be justified by any additional services to the ordinary investor and is a further breach of fiduciary duties.

55. On January 14, 2004, *The Wall Street Journal* published an article under the headline, "SEC Readies Cases On Mutual Funds' Deals With Brokers." Citing a "person familiar with the investigation," the article notes that the SEC is "close to filing its first charges against mutual fund companies related to arrangements that direct trading commissions to brokerage firms that favor those fund companies' products." The article stated in pertinent part as follows:

> ***The SEC has been probing the business arrangement between fund companies and brokerage firms since last spring.*** It held a news conference yesterday to announce ***it has found widespread***

evidence that brokerage firms steered investors to certain mutual funds because of payments they received from fund companies or their investment advisers us part of sales agreements.

Officials said the agency has opened investigations into eight brokerage firms and a dozen mutual funds that engaged in a longstanding practice known as "revenue sharing." Agency officials said they expect that number to grow as its probe expands. They declined to name either the funds or the brokerage firms.

The SEC said payments varied between 0.05% and 0.04% of sales and up to 0.25% of assets that remained invested in the fund.

People familiar with the investigation say regulators are looking into examples of conflict of interest when fund companies use shareholder money to cover costs of sales agreements instead of paying the sales costs themselves out of the firm's own pockets. The boards of funds, too, could be subject to scrutiny for allowing shareholders' commission dollars to be used for these sales agreements. In other cases, the SEC is probing whether funds violated policies that would require costs associated with marketing a fund to be included in a fund's so-called 12b-1 plan.

Id. (Emphasis added).

THE MARCH 22, 2004 DISCLOSURE

56. In a March 22, 2004 supplement to numerous Smith Barney Funds Prospectuses, the following language appeared:

> Effective March 22, 2004, the following is added after the first paragraph under the heading "Managing - Distribution plans" in the Prospectuses for each of the Funds listed below:
>
> In addition, the distributors may make payments for distribution and/or shareholder servicing activities out of their past profits and other available sources. The distributors may also make payments for marketing, promotional or related expenses to dealers. The amount of these payments is determined by the distributors and may be substantial. The manager or an affiliate may make similar payments under similar arrangements.

> ***The payments described above are often referred to as "revenue sharing payments." The recipients of such payments may include the funds' distributor and other affiliates of the manager, broker-dealers, financial institutions and other financial intermediaries through which investors may purchase shares of a fund. In some circumstances, such payments may create an incentive for an intermediary or its employees or associated persons to recommend or sell shares of a fund to your.*** Please contact your financial intermediary for details about revenue sharing payments it may receive.

[Emphasis added.]

57. The Columbia Funds were identified as one of the mutual fund families that Smith Barney, a division of Citigroup Global Markets Inc. ("CGMI"), brokers were paid to push in a June 2004 press release on the Smith Barney website titled, *Mutual Funds, Revenue Sharing and Other Compensation Disclosure*. (See, http://smithbarney.com/products_services/mutual_funds/investor_information/revenueshar.html).

The Prospectuses Were Materially False And Misleading

58. Plaintiffs and other members of the Class were entitled to, and did receive, one or more of the prospectuses ("Prospectuses"), pursuant to which the Columbia Fund shares were offered, each of which contained substantially the same materially false and misleading statements and omissions regarding 12b-1 fees, commissions and Soft Dollars.

59. The Statement of Additional Information, dated May 1, 2003 for funds offered by Investment Advisor Defendants, referred to in certain of the Columbia Funds Prospectuses and available to the investor upon request, states as follows with respect to Soft Dollars and revenue sharing:

> The Adviser places orders for the purchase and sale of Funds' portfolio securities and options and futures contracts. The

Adviser's overriding objective in effecting portfolio transactions is to seek to obtain the best combination of price and execution. ***The best net price, giving effect to brokerage commission, if any, and other transaction costs, normally is an important factor in this decision, but a number of other judgmental factors may also enter into the decision.*** These include: the Adviser's knowledge of negotiated commission rates currently available and other current transaction costs; the nature of the security being traded; the size of the transaction; the desired timing of the trade; the activity existing and expected in the market for the particular security; confidentiality; the execution, clearance and settlement capabilities of the broker or dealer selected and others which are considered; the Adviser's knowledge of the financial stability of the broker or dealer selected and such other brokers or dealers; and the Adviser's knowledge of actual or apparent operational problems of any broker of dealer. ***Recognizing the value of these factors, the Funds may pay a brokerage commission in excess of that which another broker or dealer may have charged for effecting the same transaction.*** Evaluations of the reasonableness of brokerage commissions, based on the foregoing factors, are made on an ongoing basis by the Adviser's staff while effecting portfolio transactions. The general level of brokerage commissions paid is reviewed by the Adviser, and reports are made annually to the board of Trustees of the Funds.

With respect to issues of securities involving brokerage commissions, when more than one broker or dealer is believed to be capable of providing the best combination of price and execution with respect to a particular portfolio transaction for a Fund, the Adviser often selects a broker or dealer that has furnished it with research products or services such as research reports, subscriptions to financial publications and research compilations, compilations of securities prices, earnings, dividends, and similar data, and computer data bases, quotation equipment and services, research-oriented computer software and services, and services of economists and other consultants. Selection of brokers or dealers is not made pursuant to an agreement or understanding with any of the brokers or dealers; however, ***the Adviser uses an internal allocation procedure to identify those brokers or dealers who provide it with research products or services and the amount of research products or services they provide, and endeavors to direct sufficient commissions generated by its clients' accounts in the aggregate,***

> ***including the Funds, to such brokers or dealers to ensure the continued receipt of research products or services that the Adviser feels are useful.*** In certain instances, the Adviser receives from brokers and dealers products or services which are used both as investment research and for administrative, marketing, or other non-research purposes. In such instances, the Adviser makes a good faith effort to determine the relative proportions of such products or services which may be considered as investment research. The portion of the costs of such products or services (without prior agreement or understanding, as noted above) through transaction charges generated by transactions by clients (including the Funds) while the portions of the costs attributable to non-research usage of such products or services is paid by the Adviser in cash. No person acting on behalf of the Funds is authorized, in recognition of the value of research products or services, to pay a commission in excess of that which another broker or dealer might have charged for effecting the same transaction. Research products or services furnished by brokers and dealers may be used in servicing any or all of the clients of the Adviser and not all such research products or services are used in connection with the management of the Funds.
>
> With respect to the Funds' purchases and sales of portfolio securities transacted with a broker or dealer on a net basis, the Adviser may also consider the part, if any, played by the broker or dealer in bringing the securities involved to the Adviser's attention, including investment research related to the security and provided to a Fund.

[Emphasis added.]

60. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and damaging adverse facts which damaged plaintiffs and other members of the Class:

a. that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12b of the Investment Company Act, and unprotected by any "safe harbor";

b. that the Investment Adviser Defendants directed brokerage payments to firms that favored Columbia Funds, which was a form of marketing that was not disclosed in or authorized by the Columbia Funds Rule 12b-1 Plan;

c. that the Columbia Funds Rule 12b-1 plan was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

d. that by paying brokers to aggressively steer their clients to Columbia Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

e. that any economies of scale achieved by marketing of the Columbia Funds to new investors were not passed on to Columbia Funds investors; on the contrary, as the Columbia Funds grew, fees charged to Columbia Funds investors were excessive;

f. that defendants improperly used Soft Dollars and excessive commissions paid from Columbia Funds assets, to pay for overhead expenses, the cost of which should have been borne by FleetBoston and not Columbia Funds investors; and

g. that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that they failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the Columbia Funds.

COUNT I

Against the Investment Adviser Defendants
For Violations Of Section 34(b) Of The
Investment Company Act On Behalf Of The Class

61. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

62. This Count is asserted against the Investment Adviser Defendants in their role as investment advisers to the Columbia Funds.

63. The Investment Adviser Defendants made false statements of material fact in registration statements and reports filed and disseminated pursuant to the Investment Company Act and omitted to state facts necessary to prevent the statements made therein, in light of the circumstances under which they were made, from being materially false and misleading. The Investment Adviser Defendants failed to disclose the following:

a. that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12b of the Investment Company Act, and unprotected by any "safe harbor";

b. that the Investment Adviser Defendants directed brokerage payments to firms that favored Columbia Funds, which was a form of marketing that was not disclosed in or authorized by the Columbia Funds Rule 12b-1 Plan;

c. that the Columbia Funds Rule 12b-1 was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

d. that by paying brokers to aggressively steer their clients to Columbia Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

e. that any economies of scale achieved by marketing of the Columbia Funds to new investors were not passed on to Columbia Funds investors; on the contrary, as the Columbia Funds grew, fees charged to Columbia Funds investors were excessive;

f. that defendants improperly used Soft Dollars and excessive commissions, paid from Columbia Funds assets, to pay for overhead expenses the cost of which should have been borne by Davis and not Columbia Funds investors; and

g. that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that the Director Defendants failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the Columbia Funds.

64. By reason of the conduct described above, the Investment Adviser Defendants violated Section 34(b) of the Investment Company Act.

65. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' violation of Section 34(b) of the Investment Company Act, Columbia Funds investors have incurred damages.

66. Plaintiffs and the Class have been specially injured by Defendants' violations of

Section 34(b) of the Investment Company Act. Such injuries were suffered directly by the shareholders, rather than by the Columbia Funds themselves.

67. The Investment Adviser Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or the mails, engaged and participated in a continuous course of conduct to conceal such adverse material information.

COUNT II

Against Columbia Distributors And The Investment Adviser Defendants
Pursuant To Section 36(b) Of The Investment Company Act
Derivatively On Behalf Of The Columbia Funds

68. Plaintiffs repeat and reallege each and every allegation contained above and otherwise incorporates the allegations contained above.

69. This Count is brought by the Class (as Columbia Funds securities holders) on behalf of the Columbia Funds against Columbia Distributors and the Investment Adviser Defendants for breaches of Columbia Distributors and the Investment Adviser Defendants' fiduciary duties as defined by Section 36(b) of the Investment Company Act.

70. Columbia Distributors and the Investment Adviser Defendants each had a fiduciary duty to the Columbia Funds and the Class with respect to the receipt of compensation for services and of payments of a material nature made by and to Columbia Distributors and the Investment Adviser Defendants.

71. Columbia Distributors and the Investment Adviser Defendants violated Section 36(b) by improperly charging investors in the Columbia Funds purported Rule 12b-1 marketing fees, and by drawing on the Columbia Funds assets to make undisclosed payments of Soft

Dollars and excessive commissions, as defined herein, in violation of Rule 12b-1

72. By reason of the conduct described above, Columbia Distributors and the Investment Adviser Defendants violated Section 36(b) of the Investment Company Act.

73. As a direct, proximate and foreseeable result of Columbia Distributors' and the Investment Adviser Defendants' breach of the fiduciary duty of loyalty in their respective roles as underwriter and investment advisers to Columbia Funds investors, the Columbia Funds and the Class have incurred millions of dollars in damages.

74. Plaintiffs, in this Count, seeks to recover the Rule 12b-1 fees, Soft Dollars, excessive commission and the management fees charged the Columbia Funds by Columbia Distributors and the Investment Adviser Defendants.

COUNT III

Against FleetBoston, Columbia Group And The Director Defendants (As Control Persons of The Investment Adviser Defendants), And The Investment Adviser Defendants (As Control Persons of Columbia Distributors) For Violation Of Section 48(a) Of The Investment Company Act By The Class And Derivatively On Behalf Of The Columbia Funds

75. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

76. This Count is brought pursuant to Section 48(a) of the Investment Company Act against FleetBoston, Columbia Group and the Director Defendants, who caused the Investment Adviser Defendants to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein are the collective actions of FleetBoston, Columbia Group and the Director Defendants.

77. The Investment Adviser Defendants are liable under Sections 34(b) of the Investment Company Act to the Class and under 36(b) of the Investment Company Act to the Columbia Funds as set forth herein.

78. FleetBoston, Columbia Group and the Director Defendants were "control persons" of the Investment Adviser Defendants and caused the violations complained of herein. By virtue of their positions of operational control and/or authority over the Investment Adviser Defendants, FleetBoston, Columbia Group and the Director Defendants directly and indirectly, had the power and authority, and exercised the same, to cause the Investment Adviser Defendants to engage in the wrongful conduct complained of herein.

79. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, FleetBoston, Columbia Group and the Director Defendants are liable to plaintiffs to the same extent as are the Investment Adviser Defendants for their primary violations of Sections 34(b) and 36(b) of the Investment Company Act.

80. This Count is also brought pursuant to Section 48(a) of the Investment Company Act against the Investment Adviser Defendants, who caused Columbia Distributors to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein is the collective actions of the Investment Adviser Defendants.

81. Columbia Distributors is liable under Section 36(b) of the Investment Company Act to the Columbia Funds as set forth herein.

82. The Investment Adviser Defendants were "control persons" of Columbia Distributors and caused the violations complained of herein. By virtue of their positions of

operational control and/or authority over Columbia Distributors, the Investment Adviser Defendants directly and indirectly, had the power and authority, and exercised the same, to cause Columbia Distributors to engage in the wrongful conduct complained of herein.

83. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, the Investment Adviser Defendants are liable to plaintiffs to the same extent as is Columbia Distributors for its primary violations of Section 36(b) of the Investment Company Act.

84. By virtue of the foregoing, Plaintiffs and other Class members are entitled to damages against FleetBoston, Columbia Group, the Director Defendants, Columbia Distributors and the Investment Adviser Defendants.

COUNT IV

Against The Investment Adviser Defendants Under Section 215 Of The Investment Advisers Act For Violations Of Section 206 Of The Investment Advisers Act Derivatively On Behalf Of The Columbia Funds

85. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

86. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

87. The Investment Adviser Defendants served as "investment advisers" to the Columbia Funds and other members of the Class pursuant to the Investment Advisers Act.

88. As fiduciaries pursuant to the Investment Advisers Act, the Investment Adviser Defendants were required to serve the Columbia Funds in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C.

§80b-6, governing the conduct of investment advisers.

89. During the Class Period, the Investment Adviser Defendants breached their fiduciary duties to the Columbia Funds by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon the Columbia Funds. As detailed above, the Investment Adviser Defendants skimmed money from the Columbia Funds by charging and collecting fees from the Columbia Funds in violation of the Investment Company Act and the Investment Advisers Act. The purpose and effect of said scheme, practice and course of conduct was to enrich the Investment Adviser Defendants, among other defendants, at the expense of the Columbia Funds. The Investment Adviser Defendants breached their fiduciary duties owed to the Columbia Funds by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon the Columbia Funds.

90. The Investment Adviser Defendants are liable as direct participants in the wrongs complained of herein. The Investment Adviser Defendants, because of their position of authority and control over the Columbia Funds were able to and did control the fees charged to and collected from the Columbia Funds and otherwise control the operations of the Columbia Funds.

91. The Investment Adviser Defendants had a duty to (1) disseminate accurate and truth information with respect to the Columbia Funds ; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to the Columbia Funds. The Investment Adviser Defendants participated in the wrongdoing complained of herein in order to prevent the Columbia Funds from knowing of the Investment Adviser Defendants' breaches of

fiduciary duties including: (1) the charging of the Columbia Funds and Columbia Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the Columbia Funds for excessive and improper commission payments to brokers.

92. As a result of the Investment Adviser Defendants' multiple breaches of their fiduciary duties owed to the Columbia Funds , the Columbia Funds were damaged.

93. The Columbia Funds are entitled to rescind their investment advisory contracts with the Investment Adviser Defendants and recover all fees paid in connection with their enrollment pursuant to such agreements.

COUNT V

Breach of Fiduciary Duty Against
The Investment Adviser Defendants On Behalf Of The Class

94. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

95. As investment advisers to the Columbia Funds, the Investment Adviser Defendants were fiduciaries to the plaintiffs and other members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

96. As set forth above, the Investment Adviser Defendants breached their fiduciary duties to plaintiffs and the Class.

97. Plaintiffs and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

98. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of the plaintiffs and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VI

Breach of Fiduciary Duty Against The Director Defendants On Behalf Of The Class

99. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

100. As Columbia Funds Directors, the Director Defendants had a fiduciary duty to the Columbia Funds and Columbia Funds investors to supervise and monitor the Investment Adviser Defendants.

101. The Director Defendants breached their fiduciary duties by reason of the acts alleged herein, including their knowing or reckless failure to prevent the Investment Adviser Defendants from (1) charging the Columbia Funds and Columbia Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the Columbia Funds for excessive and improper commission payments to brokers.

102. Plaintiffs and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

103. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of plaintiffs and other members of the Class, the Investment Adviser

Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VII

Aiding And Abetting A Breach Of Fiduciary Duty Against The Investment Adviser Defendants On Behalf Of The Class

104. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

105. At all times herein, the broker dealers that sold Columbia Funds had fiduciary duties of loyalty to their clients, including plaintiffs and other members of the Class.

106. The Investment Adviser Defendants knew or should have known that the broker dealer had these fiduciary duties.

107. By accepting improper Rule 12b-1 fees, Soft Dollars and excessive commissions in exchange for aggressively pushing Columbia Funds, and by failing to disclose the receipt of such fees, the brokerages breached their fiduciary duties to plaintiffs and the other members of the Class.

108. The Investment Adviser Defendants possessed actual or constructive knowledge that the brokerages were breaching their fiduciary duties, but nonetheless perpetrated the fraudulent scheme alleged herein.

109. The Investment Adviser Defendants' actions, as described in this complaint, were a substantial factor in causing the losses suffered by plaintiffs and the other members of the Class. By participating in the brokerages' breaches of fiduciary duties, the Investment Adviser Defendants are liable therefor.

110. As a direct, proximate and foreseeable result of the Investment Adviser

Defendants' knowing participation in the brokerages' breaches of fiduciary duties, plaintiffs and the Class have suffered damages.

111. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiffs and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray for relief and judgment, as follows:

Determining that this action is a proper class action, certifying Plaintiffs as the Class representative and Plaintiffs' counsel as Class Counsel pursuant to Rule 23(a) of the Federal Rules of Civil Procedure;

A. Determining that this action is a proper class action and appointing plaintiffs as lead plaintiffs and their counsel as lead counsel for the Class and certifying them as a class representatives under Rule 23 of the Federal Rules of Civil Procedure

B. Awarding compensatory damages in favor of Plaintiffs and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding punitive damages in favor of Plaintiffs and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

D. Awarding the Columbia Funds rescission of their contracts with the Investment Adviser Defendants, including recovery of all fees which would otherwise apply, and recovery of all fees paid to the Investment Adviser Defendants;

E. Ordering an accounting of all Columbia Funds related fees, commissions, and Soft Dollar payments;

F. Ordering restitution of all unlawfully or discriminatorily obtained fees and charges;

G. Awarding such other and further relief as this Court may deem just and proper, including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure that Plaintiffs and the Class have an effective remedy;

H. Awarding Plaintiffs and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

I. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

DATED: September 8, 2004

Respectfully submitted,

MOULTON & GANS, P.C.



By ______________________
Nancy Freeman Gans (BBO #184540)
33 Broad Street
Boston, MA 02109-4216
(617) 369-7979

STULL, STULL & BRODY
Jules Brody
Aaron Brody
Tzivia Brody
6 East 45th Street
New York, New York 10017
(212) 687-7230

WEISS & YOURMAN
Joseph H. Weiss
551 Fifth Avenue
New York, New York 10176
(212) 682-3025

Attorneys for Plaintiffs

F:\COLUMBI2\CMPLTSIM.WPD

Exhibit A

The Columbia Funds

Columbia Acorn Fund
Columbia Acorn Select
Columbia Acorn USA
Columbia Asset Allocation Fund
Columbia Balanced Fund
Columbia Common Stock Fund
Columbia Disciplined Value Fund
Columbia Dividend Income Fund
Columbia Growth & Income Fund
Columbia Growth Fund
Columbia Growth Stock Fund
Columbia Large Cap Core Fund
Columbia Large Cap Growth Fund
Columbia Large Company Index Fund
Columbia Liberty Fund
Columbia Mid Cap Growth Fund
Columbia Mid Cap Value Fund
Columbia Real Estate Equity Fund
Columbia Small Cap Fund
Columbia Small Cap Value Fund
Columbia Small Company Equity Fund
Columbia Small Company Index Fund
Columbia Strategic Investor Fund
Columbia Tax-Managed Aggressive Growth Fund
Columbia Tax-Managed Growth Fund
Columbia Tax-Managed Growth Fund II
Columbia Tax-Managed Value Fund
Columbia Technology Fund
Columbia Thermostat Fund
Columbia Utilities Fund
Columbia Young Investor Fund
Columbia Acorn International Fund
Columbia Acorn International Select Fund
Columbia Europe Fund
Columbia Global Equity Fund
Columbia International Equity Fund
Columbia International Stock Fund
Columbia Newport Asia Pacific Fund
Columbia Newport Japan Opportunities Fund
Columbia Newport Greater China Fund
Columbia Newport Tiger Fund
Columbia Contrarian Income Fund

Columbia Corporate Bond Fund
Columbia Federal Securities Fund
Columbia Fixed Income Securities Fund
Columbia Floating Rate Advantage Fund
Columbia Floating Rate Fund
Columbia High Yield Fund
Columbia High Yield Opportunity Fund
Columbia Income Fund
Columbia Intermediate Bond Fund
Columbia Intermediate Government Income Fund
Columbia Money Market Fund
Money Market Fund
Columbia National Municipal Bond Fund
Columbia Quality Plus Bond Fund
Columbia Short Term Bond Fund
Columbia Strategic Income Fund
Columbia US Treasury Index Fund
Columbia California Tax-Exempt Fund
Columbia Connecticut Intermediate Municipal Bond
Columbia Connecticut Tax-Exempt Fund
Columbia Florida Intermediate Municipal Bond Fund
Columbia High Yield Municipal Fund
Columbia Intermediate Tax-Exempt Bond Fund
Columbia Managed Municipals Fund
Columbia Massachusetts Intermediate Municipal Bond Fund
Columbia Massachusetts Tax-Exempt Fund
Columbia Municipal Bond Fund
Columbia New Jersey Intermediate Municipal Bond Fund
Columbia New York Intermediate Municipal Bond Fund
Columbia New York Tax-Exempt Fund
Columbia Oregon Municipal Bond Fund
Columbia Pennsylvania Intermediate Municipal Bond Fund
Columbia Rhode Island Intermediate Municipal Bond Fund
Columbia Tax-Exempt Fund
Columbia Tax-Exempt Insured Fund
Columbia Small Cap Growth Fund
Columbia European Thematic Equity Fund
Columbia Global Thematic Equity Fund
Columbia Daily Income Company Fund